As filed with the Securities and Exchange Commission on November 23, 1994


                                                       Registration No. 33-56139

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ---------------------

                              COLTEC INDUSTRIES INC
             (Exact name of registrant as specified in its charter)

    PENNSYLVANIA                 3714                  13-1846375
   (State or other         (Primary Standard        (I.R.S. Employer
   jurisdiction of            Industrial             Identification
  incorporation or          Classification               Number)
    organization)            Code Number)

                               ------------------

                                 430 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 940-0400
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              ---------------------

                            ANTHONY J. DIBUONO, ESQ.
                              COLTEC INDUSTRIES INC
                                 430 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 940-0400
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               -------------------

        Approximate date of commencement of proposed sale to the public:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                             ----------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS


                                1,010,391 SHARES
                              COLTEC INDUSTRIES INC
                                  COMMON STOCK

                                  -------------


ALL THE SHARES OF COMMON STOCK (THE "SHARES") OFFERED HEREBY ARE BEING OFFERED BY THE SELLING STOCKHOLDER. SEE "SELLING STOCKHOLDER". COLTEC INDUSTRIES INC ("COLTEC") WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF THE SHARES BEING OFFERED HEREBY. THE COMMON STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE (THE "NYSE") AND THE PACIFIC STOCK EXCHANGE (THE "PSE") UNDER THE SYMBOL "COT". ON NOVEMBER 21, 1994, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $18.25 PER SHARE.


THE SHARES BEING REGISTERED HEREBY MAY BE SOLD FROM TIME TO TIME BY THE SELLING STOCKHOLDER, OR BY PLEDGEES, TRANSFEREES OR OTHER SUCCESSORS IN INTEREST, ON THE NYSE, THE PSE (OR SUCH OTHER EXCHANGE ON WHICH THE SHARES ARE LISTED AT THE TIME OF SALE) IN THE OVER-THE-COUNTER MARKET OR OTHERWISE, AT PRICES AND AT TERMS THEN PREVAILING OR AT PRICES RELATED TO THE THEN CURRENT MARKET PRICE, OR IN PRIVATELY NEGOTIATED TRANSACTIONS.

                                  ------------

        INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER
                      "CERTAIN SIGNIFICANT CONSIDERATIONS".

                                  ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE DATE OF THIS PROSPECTUS IS        , 1994.
     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY COLTEC OR BY THE SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     No action has been or will be taken in any jurisdiction by Coltec or the Selling Stockholder that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by Coltec and the Selling Stockholder to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

                                TABLE OF CONTENTS


                                                  PAGE                                                         PAGE
                                                  ----                                                         ----

INCORPORATION OF CERTAIN . . . . . . . . . . . . .          MANAGEMENT'S DISCUSSION AND ANALYSIS
  DOCUMENTS BY REFERENCE . . . . . . . . . . . . .   2        OF FINANCIAL CONDITION AND
ADDITIONAL INFORMATION . . . . . . . . . . . . . .   2        RESULTS OF OPERATIONS. . . . . . . . . . . . . .  10
THE COMPANY. . . . . . . . . . . . . . . . . . . .   3      DETERMINATION OF OFFERING PRICE. . . . . . . . . .  26
CERTAIN SIGNIFICANT. . . . . . . . . . . . . . . .          PlAN OF DISTRIBUTION . . . . . . . . . . . . . . .  26
  CONSIDERATIONS . . . . . . . . . . . . . . . . .   4      SELLING STOCKHOLDER. . . . . . . . . . . . . . . .  28
PRICE RANGE OF COMMON STOCK. . . . . . . . . . . .          DESCRIPTION OF CAPITAL STOCK . . . . . . . . . . .  28
  AND DIVIDEND POLICY. . . . . . . . . . . . . . .   5      DESCRIPTION OF CERTAIN INDEBTEDNESS. . . . . . . .  31
USE OF PROCEEDS. . . . . . . . . . . . . . . . . .   7      LEGAL MATTERS. . . . . . . . . . . . . . . . . . .  36
SELECTED FINANCIAL DATA. . . . . . . . . . . . . .   8      EXPERTS. . . . . . . . . . . . . . . . . . . . . .  36
 . . . . . . . . . . . . . . . . . . . . . . . . .          INDEX TO FINANCIAL STATEMENTS. . . . . . . . . . .  F-1



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Securities and Exchange Commission (File No. 1-7568) by Coltec pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in this
Prospectus:
          (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

          (b) Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 1994.

          (c) Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 1994.

          (d) Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 1994.

          (e) Current Reports on Form 8-K dated April 14, May 24 and June 10, 1994.


     In addition, all documents filed by Coltec pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering (the "Offering") shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Requests should be directed to Coltec,
Attention: Secretary, 430 Park Avenue, New York, New York 10022; telephone (212) 940-0400.


                             ADDITIONAL INFORMATION

     Coltec has filed with the Commission a Registration Statement (which term shall include any amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities being registered hereby. This Prospectus does not contain all the information set forth in the

Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     Coltec is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. The Registration Statement and the exhibits thereto, as well as such reports, proxy statements and other information filed by Coltec with the Commission, may be inspected and copied at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the PSE, 301 Pine Street, Suite 1104, San Francisco, California 94104.


                                   THE COMPANY

     Coltec manufactures and sells a diversified range of highly engineered aerospace, automotive and industrial products in the United States and, to a lesser extent, abroad. Through its Aerospace/Government segment, Coltec is a leading manufacturer of landing gear systems, engine fuel controls, turbine blades, fuel injectors, nozzles and related components for commercial and military aircraft, and also produces high-horsepower diesel engines for naval ships and diesel, gas and dual-fuel engines for electric power plants. Coltec's Automotive segment manufactures and markets a selected line of high value-added products, including fuel injection system assemblies and components, transmission controls, suspension controls, emission control air pumps, oil pumps and seals for domestic original equipment manufacturers and the replacement parts market. Coltec's Industrial segment is a leading manufacturer of industrial seals, gaskets, packing products and self-lubricating bearings and also produces technologically advanced spray nozzles for agricultural, home heating and industrial applications and air compressors for manufacturers. Each of Coltec's three industry segments contributed approximately one-third of total sales in 1993.

     Coltec's strategy is to develop and maintain substantial market positions and attractive margins for its products through technological innovation, cost efficiencies, product differentiation and quality. Coltec emphasizes targeted development of highly engineered, high value-added components and systems designed to meet specific customer requirements. This emphasis has enabled Coltec to maintain close, interactive relationships with the major aircraft and domestic automobile manufacturers and Coltec's principal industrial customers. Through successful introduction of new products, cost reductions, productivity improvements and selected divestitures, Coltec has consistently achieved strong operating margins in its businesses. Coltec's average operating margin for the period from 1989 to 1993 was 17.3%, or 17.7% excluding the effect of a restructuring charge taken in the second quarter of 1993 (the "1993 restructuring charge"). Operating margins were 17.8% in 1992 and 15.9% in 1993, or 17.7% in 1993 excluding the effect of the 1993 restructuring charge.
Coltec's focus on aftermarket sales (representing 42% of total sales from 1989 to 1993) in all of its segments contributes to Coltec's consistently strong operating margins.


     Coltec's Aerospace/Government segment has taken an aggressive approach in responding to changing economic and market conditions. With reductions in domestic military spending, Coltec has placed increasing emphasis on sales to commercial aircraft and aircraft engine manufacturers. Coltec's Aerospace/Government segment increased commercial sales as a percentage of total sales from 48% in 1989 to 62% in 1993. In 1993, Aerospace/Government segment sales declined 13%, primarily reflecting lower demands for new commercial aircraft resulting from the excess capacity of the world airline fleets. The Aerospace/Government segment's operating margin was 15.0% in 1993, or 18.9% excluding the effect of the 1993 restructuring charge, compared to 19.5% in 1992. Coltec's ability to maintain this operating margin for 1993 was particularly noteworthy in light of weak industry conditions. In addition to producing landing gear for various aircraft manufacturers, including The Boeing Company and McDonnell Douglas Corporation, Coltec has been awarded contracts to supply the main and nose landing gear assemblies for the Boeing 777 aircraft.
In 1993, Coltec delivered on schedule the first three main and nose landing gear assemblies for Boeing 777 aircraft. Production rates and deliveries of Boeing 777 landing gear shipsets are scheduled to accelerate over the next several years.



     In January 1994, Coltec refinanced its bank credit agreement (the "1992 Credit Agreement", and, as refinanced, the "1994 Credit Agreement") on terms which offer Coltec greater financial flexibility and lower borrowing costs. If this refinancing had been in place at the beginning of 1993, earnings before extraordinary item for 1993 would have increased by $10.1 million, or $0.14 per common share. Refinancing the 1992 Credit Agreement has also increased Coltec's operating flexibility and requires no scheduled mandatory debt repayments until January 1997. From January 1, 1989 to October 2, 1994, Coltec has generated $714 million in cash provided by operating activities.


                       CERTAIN SIGNIFICANT CONSIDERATIONS

LEVERAGE AND DEBT SERVICE


     As a result of a recapitalization of Coltec completed in 1986 (the "1986 Recapitalization") and the acquisition of Coltec by Coltec Holdings Inc. ("Holdings") in 1988, Coltec is highly leveraged. Although a recapitalization in 1992 (the "1992 Recapitalization") reduced the deficit in shareholders' equity and reduced indebtedness and interest expense, Coltec continues to have substantial indebtedness and negative shareholders' equity. As of October 2, 1994, Coltec's total indebtedness was $986.8 million. At such date, Coltec's total assets were $857.4 million and its shareholders' equity was a deficit of $555.1 million. Coltec's negative shareholders' equity is due to the 1986 Recapitalization and the retirement of an intercompany note in the principal amount of $846.3 million distributed by Coltec to Holdings. For the year ended December 31, 1993, Coltec's ratio of earnings to fixed charges was 1.9 to 1 and, for the nine months ended October 2, 1994, the ratio was 2.5 to 1.


     Although the 1992 Recapitalization and the refinancing of the 1992 Credit Agreement in January 1994 have improved Coltec's operating and financing flexibility, Coltec's remaining substantial indebtedness could limit its capacity to respond to changing business and economic conditions. Insofar as changing business and economic conditions may affect the financial condition and financing requirements of Coltec, they could impose significant risks to the holders of Common Stock of Coltec. Furthermore, the ability of Coltec to satisfy its obligations and to service, repay or refinance its debt will be dependent upon the future performance of Coltec, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of Coltec, affecting the business and operations of Coltec.

     The 1994 Credit Agreement imposes significant operating and financial restrictions on Coltec. Such restrictions affect, and in many respects significantly limit or prohibit, among other things, the ability of Coltec to incur additional indebtedness, create liens, sell assets, engage in mergers and acquisitions, make certain capital expenditures or pay dividends. The indentures under which Coltec's 9-3/4% Senior Notes Due 1999, 9-3/4% Senior Notes Due 2000, 11-1/4% Debentures Due 1996-2015 and 10-1/4% Senior Subordinated Notes Due 2002 were issued contain certain similar restrictive covenants. These restrictions, in combination with the leveraged nature of Coltec, could limit the ability of Coltec to effect future financings or otherwise may restrict corporate activities. See "Description of Certain Indebtedness".

     Borrowings under the 1994 Credit Agreement bear interest at fluctuating rates. Increases in interest rates with respect to such borrowings could adversely affect Coltec's financial condition.

CYCLICAL BUSINESS AND COMPETITION; LITIGATION

     Coltec operates in markets that are cyclical in nature and highly competitive, and Coltec's results of operations are affected by changes in its customers' markets, including changes that affect government defense contracts and commercial aircraft and automobile production. Currently, defense spending and commercial aircraft production schedules are at reduced levels and have adversely affected sales in the Aerospace/Government segment. While the Automotive segment is benefiting from the strength in the automotive industry and increased applications for components supplied by Coltec, results at the Industrial segment divisions have been mixed. Many of Coltec's competitors have substantially greater financial resources than Coltec.


     From time to time the business operations of Coltec result in product liability actions, including asbestos litigation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".


     Certain of the contracts under which Coltec is a supplier, including those with commercial aviation manufacturers and the United States government, contain provisions allowing for early termination, including termination due to lack of congressional appropriation or for convenience.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     The Common Stock has traded on the NYSE and PSE since March 25, 1992, the date of its initial public offering. The following table sets forth the high and low sales prices (expressed as dollars per common share) of the Common Stock as reported on the NYSE Composite Tape for the periods indicated.

                                                     HIGH        LOW
FISCAL 1992
  First Quarter (beginning March 25)........      $ 19         $17
  Second Quarter............................        21-3/4      17
  Third Quarter.............................        19-1/4      15-3/8
  Fourth Quarter............................        19-1/4      14-1/8
FISCAL 1993
  First Quarter.............................        19-1/4      16-1/4
  Second Quarter............................        17-1/2      14-7/8
  Third Quarter.............................        18          15-1/4
  Fourth Quarter............................        19-3/8      16
FISCAL 1994
  First Quarter.............................        21-7/8      18-3/4
  Second Quarter............................        20-1/2      18-1/4
  Third Quarter.............................        19-7/8      18-1/8
  Fourth Quarter (through November 21, 1994)        19          17-1/2

     At November 18, 1994, there were 519 holders of record of the Common Stock.


     Coltec does not currently intend to pay cash dividends on the Common Stock. Coltec currently intends to retain earnings for support of its working capital, repayment of indebtedness, capital expenditures and other general corporate purposes. The 1994 Credit Agreement and certain of the indentures governing issues of Coltec's long-term debt limit the payment of cash dividends on the Common Stock. See "Description of Certain Indebtedness". Subject to such restrictions, any future determination to pay cash dividends will be dependent upon Coltec's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

                                 USE OF PROCEEDS

     Coltec will not receive any proceeds from the sale by the Selling Stockholder of the Shares offered hereby. The aggregate proceeds to the Selling Stockholder from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate agents' commissions and underwriters' discounts, if any, and any other expenses of issuance and distribution not borne by Coltec.

SELECTED FINANCIAL DATA

The following table sets forth selected financial data of Coltec for the five years ended December 31, 1993 and nine months ended October 2, 1994 and October 3, 1993. The selected financial data for the five years ended December 31, 1993, with the exception of order backlog and employee data, were derived from the financial statements of Coltec, certain of which statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere herein. The selected financial data for the nine months ended October 2, 1994 and October 3, 1993, with the exception of order backlog and employee data, were derived from the unaudited financial statements of Coltec.


                                                       Nine Months Ended                     Year Ended December 31,
(Dollars in millions,                             --------------------------    ------------------------------------------------
except per share data)                            Oct. 2, 1994  Oct. 3, 1993      1993      1992      1991      1990      1989
- --------------------------------------------------------------------------------------------------------------------------------

STATEMENT OF EARNINGS DATA:
Sales                                                $986.4       $990.6       $1,334.8  $1,368.7  $1,373.0  $1,487.2  $1,516.7
                                                     ------       ------       --------  --------  --------  --------  --------
Operating income(a)                                   173.2        148.8          211.7     243.1     229.0     268.9     272.8
                                                     ------       ------       --------  --------  --------  --------  --------
Earnings from continuing operations
  before interest, income taxes and
  extraordinary item(b)                               173.2        148.8          211.7     243.1     230.4     278.1     278.6
Interest and debt expense, net                         66.8         83.4          110.2     135.8     199.9     203.4     211.8
Provision for income taxes                             38.3         23.4           36.3      42.6      28.3      33.8      16.8
                                                     ------       ------       --------  --------  --------  --------  --------
Earnings from continuing operations
  before extraordinary item(a)                         68.1         42.0           65.2      64.7       2.2      40.9      50.0
Discontinued operations(c)                               --           --             --        --        --      17.7       3.6
Extraordinary item(d)                                  (1.2)        (1.0)         (17.8)   (106.9)       .6      (4.5)     (6.1)
                                                     ------       ------       --------  --------  --------  --------  --------
Net earnings (loss)                                    66.9         41.0           47.4     (42.2)      2.8      54.1      47.5
                                                     ------       ------       --------  --------  --------  --------  --------

Earnings (loss) per common share:
  Continuing operations(a)                              .98          .60            .94      1.11       .09      1.64      2.00
  Discontinued operations                                --           --             --        --        --       .70       .14
  Extraordinary item                                   (.02)        (.01)          (.26)    (1.83)      .02      (.18)     (.24)
                                                     ------       ------       --------  --------  --------  --------  --------

  Net earnings (loss)                                   .96          .59            .68      (.72)      .11      2.16      1.90
                                                     ------       ------       --------  --------  --------  --------  --------

Ratio of earnings to fixed charges(e)                   2.5          1.7            1.9       1.8       1.2       1.4       1.3
                                                     ------       ------       --------  --------  --------  --------  --------

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital                                       194.9        149.2          163.1      95.3     168.8     162.9     207.3
Total assets                                          857.4        831.7          806.4     828.8     834.2     876.8     952.3
Long-term debt (including
  current portion)                                    986.8      1,087.4        1,033.6   1,122.1   1,622.9   1,646.3   1,747.4
Shareholders' equity                                 (555.1)      (626.1)        (625.5)   (666.6) (1,194.5) (1,188.4) (1,241.3)

Other Operating Data:
Operating margin(a)                                    17.6%        15.0%          15.9%     17.8%     16.7%     18.1%     18.0%
Cash provided by operating activities                  70.2         59.3          105.2     119.9     149.2     155.5     1
14.3
Capital expenditures                                   23.0         22.9           38.6      25.0      26.2      23.2      28.7
Depreciation of property, plant and
  equipment                                            24.5         25.6           33.2      35.3      36.9      36.8      36.7
Order backlog (at end of period)                      651.7        609.6          669.7     709.1     808.8     864.2     831.0
Number of employees (at end of period)                9,700       10,000         10,000    10,700    11,400    12,400    13,300

                                                            (notes on next page)


                                        8

(a) Operating income for the nine months ended October 3, 1993 and the year ended December 31, 1993 includes a $25.2 million restructuring charge to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force, primarily in the Aerospace/Government segment, as well as at Central Moloney Transformer Division. If the 1993 restructuring charge was excluded, operating income, earnings from continuing operations before extraordinary items and the operating margin would have been $174.0 million, $57.3 million and 17.6%, respectively, for the nine months ended October 3, 1993;
     and $236.9 million, $80.5 million and 17.7%, respectively, for the year ended December 31, 1993. Central Moloney was sold in January 1994.

(b) Earnings from continuing operations before interest, income taxes and extraordinary item include for 1991, 1990 and 1989, $1.4 million, $9.2 million and $5.8 million, respectively, of dividend income from Coltec's minority interest in Crucible Materials Corporation. If such item was excluded, earnings from continuing operations before interest, income taxes and extraordinary item would have been $229.0 million, $268.9 million and $272.8 million for the years ended December 31, 1991, 1990 and 1989, respectively.

(c) On March 22, 1990, Coltec sold substantially all the assets of the Colt Firearms Division to a company formed by a group of private investors for total proceeds of $51.6 million and a gain of $17.3 million. Coltec has accounted for the sales, expenses, assets and liabilities of Colt Firearms as a discontinued operation.

(d) Coltec recognized extraordinary items in each of the nine months ended October 2, 1994 and October 3, 1993 and in each of the five years ended December 31, 1993 in connection with debt refinancings and early retirement of debt; and, in addition, in the year ended December 31, 1992 in connection with the recapitalization.

(e) For purposes of calculating the ratio of earnings to fixed charges, earnings are determined by adding fixed charges (excluding capitalized interest) and income taxes to earnings from continuing operations. Fixed charges consist of interest expense, capitalized interest and that portion of rental expense deemed to be representative of the interest factor.


                      ------------------------------------

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

INDUSTRY SEGMENT INFORMATION

The following table shows financial information by industry segment for the five years ended December 31, 1993 and nine months ended October 2, 1994 and October 3, 1993.

                                    Nine Months Ended                                 Year Ended December 31,
                               ---------------------------     --------------------------------------------------------------------
(Dollars in millions)          Oct. 2, 1994   Oct. 3, 1993        1993           1992           1991           1990           1989
- -----------------------------------------------------------------------------------------------------------------------------------

Sales:
  Aerospace/Government            $305.5         $326.5        $  453.3       $  523.7       $  562.8       $  581.9       $  570.5
  Automotive                       381.5          331.1           445.7          402.6          372.6          436.1          479.3
  Industrial                       300.8          333.9           436.7          443.8          439.3          470.2          468.8
  Intersegment elimination(a)       (1.4)           (.9)            (.9)          (1.4)          (1.7)          (1.0)          (1.9)
                                  ------         ------        --------       --------       --------       --------       --------
    Total                         $986.4         $990.6        $1,334.8       $1,368.7       $1,373.0       $1,487.2       $1,516.7
                                  ------         ------        --------       --------       --------       --------       --------
                                  ------         ------        --------       --------       --------       --------       --------

Operating income(b):
  Aerospace/Government            $ 47.6         $ 39.4        $   67.8       $  102.1       $  109.6       $  107.6       $  118.7
  Automotive                        86.3           78.0           102.4           85.1           59.3           93.9           92.6
  Industrial                        65.7           57.4            75.9           84.4           80.2           96.1           86.7
                                  ------         ------        --------       --------       --------       --------       --------
    Total segments                 199.6          174.8           246.1          271.6          249.1          297.6          298.0
  Corporate unallocated(c)         (26.4)         (26.0)          (34.4)         (28.5)         (20.1)         (28.7)         (25.2)
                                  ------         ------        --------       --------       --------       --------       --------
    Operating income              $173.2         $148.8        $  211.7       $  243.1       $  229.0       $  268.9       $  272.8
                                  ------         ------        --------       --------       --------       --------       --------
                                  ------         ------        --------       --------       --------       --------       --------

Operating margin(b):
  Aerospace/Government              15.6%          12.1%           15.0%          19.5%          19.5%          18.5%          20.8%
  Automotive                        22.6           23.6            23.0           21.1           15.9           21.5           19.3
  Industrial(d)                     21.8           17.2            17.4           19.0           18.3           20.4           18.5
                                  ------         ------        --------       --------       --------       --------       --------
    Total                           17.6%          15.0%           15.9%          17.8%          16.7%          18.1%          18.0%

Return on total assets(e):
  Aerospace/Government                                             17.6%          26.3%          26.7%          25.1%          25.6%
  Automotive                                                       82.2           71.8           48.1           66.3           57.2
  Industrial                                                       42.1           45.2           42.2           49.1           41.5
                                                               --------       --------       --------       --------       --------
    Total                                                          26.3%          29.3%          27.5%          30.7%          28.9%

Backlog(f):
  Aerospace/Government                                           $524.5         $576.9         $697.2         $738.5         $696.4
  Automotive                                                       77.6           64.8           47.0           51.5           56.4
  Industrial                                                       67.6           67.4           64.6           74.2           78.2
                                                               --------       --------       --------       --------       --------
    Total                                                        $669.7         $709.1         $808.8         $864.2         $831.0
                                                               --------       --------       --------       --------       --------
                                                               --------       --------       --------       --------       --------

(a) Reflects elimination of intercompany sales between divisions in different segments.

(b) The $25.2 million restructuring charge is included in segment operating income for the nine months ended October 3, 1993 and the year ended December 31, 1993 as follows: $17.7 million in Aerospace/Government, $3.8 million in Automotive and $3.7 million in Industrial. Excluding the restructuring charge, operating income and the operating margin for the nine months ended October 3, 1993 would have been $57.1 million and 17.5% for Aerospace/Government, $81.8 million and 24.7% for Automotive and $61.1 million and 18.3% for Industrial; and for the year ended
    December 31, 1993, operating income and the operating margin would have been $85.5 million and 18.9% for Aerospace/ Government, $106.2 million and 23.8% for Automotive and $79.6 million and 18.2% for Industrial.

(c) Represents corporate selling and administrative expense, including other income and expense, that is not allocable to individual industry segments.

(d) Excluding Central Moloney Transformer Division which was sold in January 1994, the operating margin for the Industrial segment would have been 21.7% in 1993, 22.4% in 1992, 21.7% in 1991, 23.2% in 1990 and 20.0% in 1989.

(e) Return on total assets is calculated for each segment by dividing segment operating income by segment total assets at December 31, and for total Coltec by dividing total Coltec operating income by total assets at December 31, less assets of discontinued operations.

(f) Of the $669.7 million backlog at December 31, 1993, $255.2 million was scheduled to be shipped after 1994.




RESULTS OF OPERATIONS

Nine Months Ended October 2, 1994 Compared with Nine Months Ended October 3,
1993.

Earnings per share before extraordinary items for the nine months ended
October 2, 1994 improved to $.98 from $.60 per share in 1993, or $.82 per share excluding the 1993 restructuring charge. Sales for the nine months of 1994 were $986.4 million compared with $990.6 million a year ago. Operating income was $173.2 million and the operating margin was 17.6% compared with operating income of $148.8 million and an operating margin of 15.0% for the like period last year. Excluding the 1993 restructuring charge, operating income was $174.0 million and the operating margin was 17.6% for the nine months of 1993.

For the nine months ended October 2, 1994, operating income in the Aerospace/Government segment increased 21% on a 6% decline in sales. Automotive segment operating income improved 11% on a 15% sales increase and in the Industrial segment, operating income was up 14% and sales were down 10%. Excluding the 1993 restructuring charge, operating income in the nine months of 1994 declined 17% in the Aerospace/Government segment and increased 6% in the Automotive segment. Included in the nine months of 1993 operating income for the Automotive segment was a recovery of previously incurred engineering expense. Excluding such recovery and the 1993 restructuring charge, Automotive segment operating income increased 10% in 1994. Excluding the 1993 restructuring charge and Central Moloney, Industrial segment sales and operating income increased 3% and 5%, respectively, in the nine months of 1994. For Coltec, excluding the 1993 restructuring charge and Central Moloney, sales and operating income were $981.5 million and $173.1 million, respectively, in the nine months of 1994, compared with $943.5 million and $175.5 million, respectively, in the like period last year.

Operating results for the Aerospace/Government segment in the nine months of 1994 continued to reflect the general weakness in the aerospace industry and a gap in the production and sales of engines for U.S. Navy programs as well as production problems at Walbar. Operating results in the Automotive segment continue to benefit from a strong automotive industry and increasing application for segment products. In the Industrial segment, higher earnings were reported by Quincy Compressor, Garlock Bearings and Delavan Commercial Products, while Garlock Valves & Industrial Plastics and Garlock Plastomer Products reported lower results.

Following is a discussion of the results of operations for the nine months ended October 2, 1994 compared with the nine months ended October 3, 1993.

SALES. In the Aerospace/Government segment, sales were $305.5 million compared with $326.5 million a year ago. This decline results from the general weakness in the aerospace industry as reflected in lower sales volume at Chandler Evans Control Systems, Delavan Gas Turbine and Walbar. Sales were also down at Fairbanks Morse Engine due to a gap in shipments of engines for U.S. Navy programs. These declines were partially offset by increased shipments of landing gear assemblies at Menasco Aerosystems for the foreign military market and for new commercial programs, including the Boeing 777 jetliner.

Automotive segment sales were $381.5 million for the nine months of 1994 compared with $331.1 million a year ago. The sales improvement was due to higher new car and truck production and increased applications for segment components. Contributing to the higher sales at Coltec Automotive was the acquisition of General Motors' air pump manufacturing operations and this division becoming the sole source of these components to the automaker's North American Operations.

Sales for the Industrial segment were $300.8 million compared with $333.9 million in 1993. Excluding Central Moloney, Industrial segment sales were $295.9 million in the nine months of 1994 compared with $286.7 million last year. Higher sales were reported by Quincy Compressor on increased shipments of both reciprocating and rotary screw air compressors and greater demand for compressor parts and accessories. Sales were higher at Garlock Bearings, Sterling Die and Haber on increased demand from the automotive market. At Delavan Commercial Products, sales of fuel spray nozzles were up to the home heating and industrial markets. Lower sales were reported in the nine months of 1994 by Garlock Mechanical Packing, Garlock Plastomer Products and Garlock Valves & Industrial Plastics.

COST OF SALES. Cost of sales declined slightly during the nine months ended October 2, 1994, however, excluding Central Moloney, cost of sales was 6% higher. This increase primarily reflects the higher sales volume in the Automotive segment and production problems at Walbar. Cost of sales as a percent of sales increased to 67.3% from 66.3%, after excluding Central Moloney.

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense, including other income and expense, increased slightly in the nine months ended October 2, 1994 and increased 4%, after excluding Central Moloney. This increase was due to higher state and local income taxes and to the recovery in 1993 of previously incurred engineering expense. The increase in selling and administrative expense was offset in part by cost savings resulting from reductions in the sales force at Garlock Mechanical Packing. As a percent of sales, selling and administrative expense was 15.0% in 1994 compared with 15.4% in 1993, after excluding Central Moloney and the recovery of engineering expense.

RESTRUCTURING CHARGE. The $25.2 million restructuring charge recorded in the second quarter of 1993 covered the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force by approximately 570 employees, primarily in the Aerospace/Government segment, as well as at Central Moloney.

As of October 2, 1994, the objectives of the restructuring program were completed and the liability for the restructuring charge was fully utilized. During the nine months of 1994, this liability was reduced primarily by cash expenditures and there were no revisions in the original estimates.

INTEREST AND DEBT EXPENSE, NET. Interest and debt expense, net declined $16.6 million or 20% in the nine months of 1994 due to lower borrowing costs, under the 1994 Credit Agreement, and to repayments of long-term debt.

PROVISION FOR INCOME TAXES. The provision for income taxes for the nine months of 1994 resulted in an effective income tax rate of 36.0% compared with 35.7% for 1993.

EXTRAORDINARY ITEM. The extraordinary charge in the nine months of 1994 resulted from early retirement of debt and in the nine months of 1993, from early retirement of debt and a debt refinancing.



LIQUIDITY AND FINANCIAL POSITION

On January 11, 1994, Coltec entered into a $415.0 million reducing revolving credit facility (the "1994 Credit Agreement"). This facility was used to prepay borrowings outstanding and replace letters of credit issued under a credit agreement entered into in 1992 (the "1992 Credit Agreement"). On January 11, 1994, borrowings of $324.0 million were outstanding and letters of credit of $43.6 million were issued under the 1994 Credit Agreement. The remaining balance of the 1994 Credit

Agreement is being used for working capital and general corporate purposes. The 1994 Credit Agreement, which expires June 30, 1999, provides up to $100.0 million for issuance of letters of credit and will be reduced $50.0 million on January 11, 1997 and 1998. On October 2, 1994, borrowings of $297.0 million were outstanding and letters of credit of $31.2 million were issued under the 1994 Credit Agreement leaving $86.8 million available for additional borrowings and issuances of letters of credit.

In the first quarter of 1994, Coltec adopted the requirements of Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." In accordance with Interpretation No. 39, Coltec has recorded liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated (settled actions and actions in advanced stages of processing), and has separately recorded an asset equal to the amount expected to be recovered by insurance. As of October 2, 1994, Coltec has recorded a liability of $42.5 million, of which $23.5 million is included in accrued expenses, with the balance in other liabilities in the Consolidated Balance Sheet. In addition, Coltec has recorded a receivable for that portion of payments previously made for asbestos product liability actions and related litigation costs that is recoverable from its insurance carriers. At October 2, 1994 and December 31, 1993, the receivable balance was $75.2 million and $59.5 million, respectively, of which $44.0 million and $35.8 million, respectively, is included in accounts and notes receivable -- net, with the remaining balance included in other assets.

During the nine months ended October 2, 1994, Coltec generated $70.2 million of cash from operating activities compared with $59.3 million for the nine months of 1993. The improvement resulted primarily from the net receipt in 1994 of $19.9 million from insurance carriers for asbestos-related matters compared with a $2.5 million net receipt last year. Higher working capital requirements reduced the overall improvement in cash generated from operating activities.
The $70.2 million of cash generated in 1994 was used to reduce indebtedness by $44.6 million and invest $23.0 million in capital expenditures. Excluding the current receivable due from insurance carriers of $44.0 million at October 2, 1994 and $35.8 million at December 31, 1993, receivables increased 12% to $140.4 million compared with $125.7 million at the end of 1993 and receivable days outstanding were 38 days at October 2, 1994 compared with 36 days at December 31, 1993. Inventories of $190.9 million at October 2, 1994 were 14% higher than at December 31, 1993.

At October 2, 1994, total debt was $986.8 million compared with $1,033.6 million at year-end 1993. The negative balance in shareholders' equity of $555.1 million compares with a negative balance of $625.5 million at year-end 1993. Cash and cash equivalents at October 2, 1994 were $9.5 million compared with $5.7 million at December 31, 1993. Working capital at October 2, 1994 was $194.9 million and the current ratio was 1.87 . This compares with working capital of $163.1 million and a current ratio of 1.83 at December 31, 1993.

RESULTS OF OPERATIONS

    YEAR ENDED DECEMBER 31, 1993, COMPARED WITH YEAR ENDED DECEMBER 31, 1992

Earnings before extraordinary item for 1993 were $65.2 million, equal to $.94 per common share, or $80.5 million, equal to $1.16 per common share, excluding the 1993 restructuring charge of $25.2 million recorded by Coltec in the second quarter of 1993. This compared with earnings before extraordinary item of $64.7 million, or $1.11 per common share, in 1992. In January 1994, Coltec entered into the 1994 Credit Agreement. Had this facility been entered into at the beginning of 1993, earnings before extraordinary item for 1993 would have increased by $10.1 million, or $.14 per common share. Sales were $1,334.8 million in 1993 compared with $1,368.7 million in 1992. Operating income for 1993 was $211.7 million and the operating margin was 15.9%. Excluding the 1993 restructuring charge, operating income was $236.9 million and the operating
margin was 17.7%.   For 1992,  operating income was $243.1 million and the
operating margin was 17.8%. Although sales and operating income declined slightly in 1993, Coltec was able to maintain its operating margin, excluding the 1993 restructuring charge, at about the same level as in 1992. This performance was achieved despite 1993 being a difficult year for two of the major markets served by Coltec. The aerospace industry continued to be impacted by declining orders for new commercial aircraft and cuts in defense spending; and the nation's manufacturing sector, the primary market for the Industrial segment, remained weak.

The Aerospace/Government segment reported a 34% decline in operating income in 1993 on a 13% sales decline and an operating margin of 15.0% compared with 19.5% last year. Excluding the 1993 restructuring charge, operating income declined 16% in 1993 and the segment's operating margin was 18.9%. Operating income for 1993 was $67.8 million, $85.5 million excluding the 1993 restructuring charge, on sales of $453.3 million, compared with operating income of $102.1 million on sales of $523.7 million in the prior year. The Automotive segment achieved a record 23.0% operating margin in 1993, compared with 21.1% in 1992, a 20% improvement in operating income and an 11% increase in sales. Excluding the 1993 restructuring charge, the Automotive segment's operating margin was 23.8% and operating income improved 25%. Operating income was $102.4 million, $106.2 million excluding the 1993 restructuring charge, on sales of $445.7 million compared with operating income of $85.1 million on sales of $402.6 million in 1992. This strong performance reflects higher new car and truck production, increased applications for segment components and the introduction of new
automotive products.   In the Industrial segment, operating income and sales
were down 10% and 2%, respectively, and segment operating margin declined to 17.4% from 19.0% in 1992. Excluding the 1993 restructuring charge, Industrial segment operating income was down 6% and the operating margin for 1993 was 18.2%. Segment operating income was $75.9 million, $79.6 million excluding the 1993 restructuring charge, and sales were $436.7 million, compared with operating income of $84.4 million and sales of $443.8 million in 1992. Record sales and earnings performances were reported by Quincy Compressor and Garlock Bearings Divisions, while Central Moloney Transformer, Garlock Mechanical Packing and France Compressor Products Divisions, and FMD Electronics reported lower results in 1993. Excluding Central Moloney Transformer, which was sold in January 1994, sales were up 2% to $372.5 million compared with $365.3 million in 1992, operating income was $80.3 million, down 2% from $81.9 million in 1992, and segment operating margin for 1993 was 21.5% compared with 22.4% in 1992.

Excluding the 1993 restructuring charge and Central Moloney, 1993 operating income was $80.7 million, down slightly from 1992, and the operating margin was 21.7%.

Following is a discussion of the results of operations for the year ended December 31, 1993, compared with the year ended December 31, 1992.

SALES. Sales of $1,334.8 million in 1993 were 2% lower than the $1,368.7 million in 1992. In the Aerospace/Government segment, sales were $453.3 million compared with $523.7 million last year. The decline in Aerospace/Government segment sales reflects lower demand for new commercial aircraft resulting from the excess capacity of the world airline fleets, as well as continued declines in defense spending. In spite of the weak economic conditions in the aerospace industry, Coltec began shipping components for new commercial programs in 1993, including landing gear systems for the Boeing 777 aircraft and flight controls for the Fokker Fo-70 aircraft. In 1993, sales to the military and other branches of the United States Government accounted for $173 million, or 38%, of total sales for the Aerospace/Government segment, compared with $192 million, or 37%, in 1992 and $223 million, or 40%, in 1991. For Coltec, sales to the military and other branches of the United States Government were $190 million, $210 million and $224 million, or 14%, 15% and 16%, in 1993, 1992 and 1991, respectively. In 1993, Menasco Aerosystems Division reported lower commercial sales of landing gear systems for both the Boeing 757 and 767 aircraft and lower military sales, primarily for spare parts. Menasco Aerospace Ltd in Canada reported lower shipments of landing gear systems for the Boeing 737 and McDonnell Douglas MD-80 aircraft and flight controls for the Fokker Fo-100 aircraft. Sales of overhaul and repair services declined at Menasco Overhaul Division due mainly to increased competition and the economic slowdown in Europe. The decline in sales at Fairbanks Morse Engine Division was due to completion of certain government programs and lower shipments of engines to the commercial sector. Late in 1993, Fairbanks Morse Engine was awarded a contract to provide engines for the U.S. Navy Sealift program. Sales at Chandler Evans Control Systems Division declined in 1993 on lower demand for fuel pumps from both the commercial and military markets. Walbar reported higher sales in 1993 on increased demand for repair and coating services for gas turbine engine components, and on increased shipments of turbine blades and vanes for commercial aircraft engines.

For 1993, Automotive segment sales increased 11% to $445.7 million, reflecting the recovery of the domestic automotive industry that began last year and continued to accelerate in 1993. Also contributing to the sales improvement were increased applications for segment components and the introduction of new automotive products. Higher volume, including increased applications for segment components and new product sales, contributed 7% and 4%, respectively, to the total sales increase. Sales were higher at Holley Automotive Division on increased demand for manifold assemblies and transmission solenoids, and on the introduction of new automotive products. Coltec Automotive Division reported increased shipments of oil pumps into the European automotive market and mechanical emission control air pumps for use on light trucks and vans. The sales improvement at Stemco Truck Products Division was due to the continued demand for wheel lubrication systems from original equipment manufacturers, reflecting increased truck and trailer production, and to increased aftermarket shipments, resulting from gains in market share. Farnam Sealing Systems reported higher sales on increased demand from the original equipment market for engine and transmission products. Holley Replacement Parts reported lower sales in 1993 reflecting the continuing decline in demand for carburetors in the aftermarket.

Sales for the Industrial segment in 1993 were $436.7 million, or 2% lower than in 1992. Sales were higher at Quincy Compressor on increased shipments of rotary screw air compressors, strong demand for compressor parts and accessories, and new product introductions. Garlock Bearings reported higher sales on new applications for DU bearings and strong demand from the truck market for DX bearings. Sales were up at Sterling Die and Haber Tool due primarily to increased demand from the automotive market, and at Garlock Plastomer Products on strong acceptance from the aerospace industry for its new PTFE insulating tape. At Garlock Mechanical Packing Division, sales of KLOZURE oil seals and industrial seals were higher on increased demand from original equipment manufacturers; while sales of gasketing and compressed sheet products declined due to softness in the petrochemical market. Sales were lower in 1993 at Central Moloney Transformer reflecting the low level of demand for transformers and competitive pricing pressures, and at Garlock Valves & Industrial Plastics Division due to the slowdown in the European economy. Delavan Commercial Products Division reported lower sales due to the foreign exchange translation impact on sales of its U.K. affiliate and to lower demand for agricultural nozzles and pumps, resulting from the flooding in the Midwest.

COST OF SALES. Cost of sales decreased 4% in 1993 reflecting lower sales volume for the Aerospace/Government segment and Central Moloney Transformer, improved manufacturing processes, lower maintenance cost and depreciation expense, and benefits realized from the restructuring program. As a percent of sales, cost of sales declined to 67.8% from 69.0% in 1992.

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense, including other income and expense, increased 6% in 1993. This increase results primarily from a full year of amortization expense on restricted stock awards granted in 1992 and from the inclusion in 1992 of a nonrecurring reduction in insurance cost and receipt of a $8.7 million license fee by Menasco Aerosystems. The increase in 1993 selling and administrative expense was offset in part by recovery of previously incurred engineering expense by Coltec Automotive. As a percent of sales, selling and administrative expense increased to 14.4% from 13.2% in 1992.

RESTRUCTURING CHARGE. The 1993 restructuring charge of $25.2 million recorded in the second quarter of 1993 covers the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force by approximately 570 employees, primarily in the Aerospace/Government segment, as well as at Central Moloney Transformer. These actions are intended to reduce annual operating costs, primarily salaries, wages and related employee-benefit costs by approximately $10 million beginning in 1994 and thereby improve Coltec's competitiveness. Coltec believes that the cost efficiencies gained from the restructuring will permit Coltec to maintain or improve operating margins. Key elements of the restructuring program include closing a landing gear manufacturing facility and consolidation of landing gear production at two existing Menasco facilities, closing a turbine engine components facility and consolidating production of these components at three existing Walbar facilities, and closing one of two Central Moloney Transformer plants. At Chandler Evans Control Systems, the manufacturing area was reduced; and at Holley Replacement Parts, administrative offices and the distribution operation was relocated to one of the division's manufacturing facilities. During 1993, significant progress was made toward achieving the objectives of the restructuring program and the program is expected to be completed in 1994. Substantially all of the 1993 restructuring charge consists of provisions made in anticipation of cash expenditures to be funded from operations in approximately equal amounts in 1993 and 1994.

In January 1994, Coltec sold Central Moloney at a price approximating book value. Coltec believes that this divestiture will contribute to improved results in the Industrial segment. The 1993 operating margin for the Industrial segment was 17.4%. Excluding the operating results at Central Moloney, the 1993 operating margin for the Industrial segment would have improved to 21.5%, or 21.7% excluding the 1993 restructuring charge.

INTEREST AND DEBT EXPENSE, NET. Net interest expense declined $25.7 million, or 19%, in 1993. Included in 1992 was substantial interest expense that was reduced significantly by the recapitalization completed by Coltec on April 1, 1992.

PROVISION FOR INCOME TAXES. The effective income tax rate for 1993 was 35.75% compared with 39.7% in 1992. The lower effective tax rate for 1993 is principally due to the disaffiliation of Coltec from Holdings as a result of the recapitalization and the adjustment of reserves, partially offset by the increase in the U.S. statutory rate from 34% to 35%.

EXTRAORDINARY ITEM. In 1993, Coltec incurred extraordinary charges of $17.8 million in connection with debt refinancings and the early retirement of debt. This included $14.7 million from a debt refinancing completed in January 1994. In 1992, Coltec incurred extraordinary charges of $105.3 million, in connection with the recapitalization, and $1.6 million, from the early retirement of debt.



    YEAR ENDED DECEMBER 31, 1992, COMPARED WITH YEAR ENDED DECEMBER 31, 1991

In 1992, earnings before extraordinary item were $64.7 million, equal to $1.11 per common share, compared with $2.2 million, or $.09 per common share, in 1991. The lower 1991 earnings reflected substantial interest expense, which was reduced significantly by the recapitalization. Giving pro forma effect to the recapitalization as if it had occurred on January 1, 1991, Coltec would have reported earnings before extraordinary item for 1992 of $82.4 million, or $1.19 per common share, compared with earnings of $56.5 million, or $.82 per common share, in 1991. Operating income for 1992 increased 6% over 1991 on a slight decline in sales. Operating income was $243.1 million in 1992 on sales of $1,368.7 million, compared with operating income of $229.0 million on sales of $1,373.0 million in 1991. Coltec's operating margin improved from 16.7% in 1991 to 17.8% in 1992. The 1992 results were achieved in spite of continued reductions in defense spending and the slowdown in certain commercial programs that unfavorably impacted the Aerospace/Government segment and resulted in a 12% decline in Coltec's order backlog from the level at year-end 1991. Both sales and operating income in the Aerospace/Government segment declined 7% in 1992, however the segment maintained its 1991 operating margin of 19.5%. Operating income for the Aerospace/Government segment in 1992 was $102.1 million on sales of $523.7 million, compared with operating income of $109.6 million on sales of $562.8 million in 1991. In the Automotive segment, operating income was up 44% in 1992 on an 8% sales increase and segment operating margin improved to 21.1% from 15.9% in 1991. Segment operating income was $85.1 million and sales were $402.6 million compared with operating income of $59.3 million and sales of $372.6 million in 1991. This strong performance by the Automotive segment was aided by increased new car and truck production, the introduction of new automotive products having higher margins and recovering aftermarket sales. In the Industrial segment, operating income increased 5% on a slight improvement in sales and segment operating margin improved to 19.0% from 18.3% in 1991, despite the lack of significant growth during 1992 in many of the markets served. Operating income and sales for the Industrial segment were $84.4 million and $443.8 million, respectively, in 1992. This compared with operating income and sales of $80.2 million and $439.3 million, respectively, in 1991. The segment's improved results were paced by the strong performances of Garlock Bearings and Quincy Compressor.

Following is a discussion of the results of operations for the year ended December 31, 1992, compared with the year ended December 31, 1991.

SALES. For 1992, sales totaled $1,368.7 million, which was slightly lower than the $1,373.0 million reported in 1991. In the Aerospace/Government segment, sales declined 7% to $523.7 million compared with $562.8 million in 1991. The sales decline was due to continued reductions in defense spending and stretch-out of certain commercial programs. Lower sales at Menasco Aerosystems were due primarily to a reduction in military spare parts sales and, to a lesser extent, a reduction in commercial spare parts sales. This sales decline was offset in part by increased shipments of landing gear systems for the Lockheed F-16 and Boeing 757 aircraft. Sales were down at Menasco Aerospace reflecting a program stretch-out on the McDonnell Douglas MD-80 aircraft and lower spare parts sales. The weak economic condition of the airline industry resulted in lower demand for landing gear overhaul services at Menasco Overhaul. Walbar reported a decline in sales on lower shipments of compressor blades and vanes to aircraft engine manufacturers for military applications. Chandler Evans Control Systems reported lower sales of spare parts to both the military and commercial markets, however the division was able to offset this sales decline with sales of new products. Higher sales at Delavan Gas Turbine Products resulted from increased overhaul services and at Lewis Engineering from improved pricing.

Sales for the Automotive segment increased 8% to $402.6 million, reflecting increased new car and truck production, the introduction of new automotive products having higher margins and recovering aftermarket sales. Contributing to the higher sales was the initial production of the Chrysler LH car models which use Holley throttle bodies and other fuel system components. All divisions within the Automotive segment reported increased sales in 1992.
Higher sales at Holley Automotive were due to strong demand for transmission solenoids and the introduction of new automotive products. At Coltec Automotive, shipments of both mechanical air pumps and oil pumps were above 1991 levels. In addition, tooling and prototype sales were higher. In 1992, Coltec Automotive began initial shipments of oil pumps into the European automotive market. The sales increase at Holley

Replacement Parts was due to improved pricing and higher volume for remanufactured and performance carburetors resulting from increased market penetration. The sales improvement at Stemco Truck Products was due to selected price increases and to an increase in shipments of wheel lubrication systems to the original equipment market. Farnam Sealing Systems reported higher sales on the introduction of new engine and transmission products.

Industrial segment sales of $443.8 million were slightly higher in 1992. Sales were up significantly at Garlock Bearings on increased demand for DU bearings from the automotive market and new applications for DX bearings. Sales were higher at Quincy Compressor on increased demand for reciprocating and rotary screw air compressors and from improved pricing. The Sterling Die and Haber
Tool operations benefited from increased sales to the automotive market.   At
Delavan Commercial Products, sales of fuel spray nozzles were up to the home heating market, reflecting cooler weather in the Northeast and higher sales to Europe and Japan, and to the industrial market, reflecting increased pollution-control applications. Sales were down at Central Moloney Transformer due to lower pricing and reduced volume, attributable to a falloff in demand for transformers related to a decline in housing starts. Due to weak market conditions in 1992, Garlock Mechanical Packing reported sales declines in Canada and Mexico and in its hydraulic components, compression packing and mechanical seals product lines. These declines were offset in part by increased sales of industrial sealing and gasketing products, price increases and new product sales. Lower sales were also reported in 1992 by France Compressor Products.

COST OF SALES. Cost of sales decreased 2% in 1992 reflecting the lower sales volume in the Aerospace/Government segment, reductions in work force and benefits realized from manufacturing efficiencies and cost-reduction programs. As a percent of sales, cost of sales declined to 69.0% from 70.4% in 1991.

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expense, including other income and expense, increased 2% in 1992. Selling and administrative expense for 1992 reflected a $3.5 million reduction in insurance cost compared with a $6.5 million reduction in 1991. These reductions were realized from the sale of stock in a company formed in 1986 to provide insurance coverage then largely unavailable. The increase in 1992 selling and administrative expense was offset in part by higher license fee receipts received by Menasco Aerosystems in 1992. As a percent of sales, selling and administrative expense was 13.2% in 1992 compared to 12.9% in 1991.

INTEREST AND DEBT EXPENSE, NET. Net interest expense declined $64.1 million, or 32%, in 1992. Included in 1991 was substantial interest expense that was reduced significantly by the recapitalization.

PROVISION FOR INCOME TAXES. The effective income tax rates were 39.7% and 92.8% for 1992 and 1991, respectively. The lower effective rate for 1992 reflected a lower tax cost to repatriate non-U.S. earnings and no adverse effect of unutilized operating losses as a result of higher income for 1992.

EXTRAORDINARY ITEM. In 1992, Coltec incurred extraordinary charges of $105.3 million in connection with the recapitalization, primarily for premiums, expenses and write-off of deferred financing costs from early retirement of debt; and $1.6 million from the write-off of deferred financing costs from early retirement of debt and from a debt refinancing. In 1991, Coltec recognized an extraordinary gain of $.6 million resulting from the purchase of its debentures.

DISCONTINUED OPERATIONS

On March 22, 1990, Coltec sold substantially all of the assets of the Colt Firearms Division to the parent company of Colt's Manufacturing Company, Inc. (collectively with its parent company, "Colt's Manufacturing"), a company formed by a group of private investors, for cash and certain securities of Colt's Manufacturing. At December 31, 1993, Coltec's investment in Colt's Manufacturing was fully reserved.

On March 18, 1992, Colt's Manufacturing filed a petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code and on January 19, 1993, the Official Committee of Unsecured Creditors of Colt's Manufacturing Company, Inc. filed a fraudulent conveyance action against Coltec and other defendants. Coltec believes that it has adequately provided for any liabilities Coltec may incur with respect to Colt's Manufacturing and accordingly does not believe that the Chapter 11 filing or the associated financial condition of Colt's Manufacturing or the fraudulent conveyance action will have a material effect on Coltec's results of operations and financial condition.

LIQUIDITY AND FINANCIAL POSITION

On April 1, 1992, Coltec completed a recapitalization which included a public offering of its common stock, two long-term debt offerings and a new bank financing arrangement. The recapitalization reduced the aggregate indebtedness of Coltec and Holdings, refinanced a substantial portion of remaining indebtedness on more favorable terms and improved Coltec's operating and financial flexibility. On November 18, 1993, Holdings became a wholly owned subsidiary of Coltec as a result of a reorganization that resulted in the exchange by the Holdings shareholders of their shares of common stock of Holdings for 24,830,000 shares of common stock of Coltec (the "Holdings Reorganization") constituting 35.5% of the shares of common stock outstanding after the exchange. Immediately before this exchange, Holdings owned 35.7% or 25,000,000 shares of the common stock of Coltec. The Holdings Reorganization simplified the equity capital structures of Coltec and Holdings, and enabled the Holdings stockholders to hold shares of Coltec common stock directly. The $26.7 million of cash acquired by Coltec in the Holdings Reorganization was used primarily to retire outstanding indebtedness of Coltec.

Funds from operations continue to be the main source of financing for Coltec's businesses and for repaying its debt. In 1993, cash provided by operating activities was $105.2 million compared with $119.9 million in 1992 and $149.2 million in 1991. The lower cash from operations in 1993 was due primarily to increased working capital requirements, resulting from the buildup of inventory for new programs and to meet increased customer requirements and from payments relating to the restructuring program. In addition to the $105.2 million of cash generated in 1993, Coltec received $26.7 million of cash in the Holdings Reorganization. These funds were used to reduce indebtedness by $92.1 million and invest $38.6 million in capital expenditures. As a result of an agreement with one of its insurance carriers, Coltec began collecting in the third quarter of 1993 its receivable from insurance carriers for asbestos product liability claims and related litigation costs. Included in current receivables at December 31, 1993 was $35.8 million due from insurance carriers. Excluding this amount, receivables increased 2% to $125.7 million at December 31, 1993 and receivable days outstanding were 36 compared with 35 days at year-end 1992. Inventories of $167.8 million at December 31, 1993, were slightly higher than at year-end 1992, and inventory turnover was 4.76 times in 1993 compared with 4.83 times in 1992. Cash and cash equivalents at December 31, 1993, were $5.7 million compared with $7.2 million at December 31, 1992. Working capital at December 31, 1993, was $163.1 million and the current ratio was 1.83. This compares with working capital of $95.3 million and a current ratio of 1.39 at December 31, 1992. The increase in working capital results from the receivable from insurance carriers and the reduction in current maturities of long-term debt, reflecting the debt refinancing completed in January, 1994.

At December 31, 1993, total debt was $1,033.6 million compared with $1,122.1 million at December 31, 1992. During 1993, Coltec redeemed $50.0 million of its 11-1/4% debentures and refinanced $15.1 million of its 9-7/8% industrial revenue bonds with like bonds having interest rates of 6.4% to 6.55%. The 1994 Credit Agreement has resulted in reducing Coltec's mandatory debt repayments over the next five years by approximately $120.0 million and will result in lower interest cost in future years. Coltec's loan agreements contain various restrictions and conditions, with which Coltec is in compliance. Management believes that cash generated from operations and borrowings available under the 1994 Credit Agreement will be adequate to meet Coltec's operating needs, planned capital expenditures and debt service requirements for the next several years.

The negative balance in shareholders' equity of $625.5 million at December 31, 1993 compares with a negative balance of $666.6 million at year-end 1992. The $41.1 million increase in equity during 1993 reflects $47.4 million of net earnings, $2.8 million of amortization of unearned compensation related to restricted shares and $.2 million of proceeds and tax benefits from the exercise of stock options and the expiration of restrictions on restricted stock, offset by a $4.2 million minimum pension liability, a $3.6 million reduction in foreign currency translation adjustments, and $1.5 million of expenses incurred in connection with the Holdings Reorganization.

Other assets at December 31, 1993, were $87.9 million or $41.7 million less than the balance at year-end 1992. This reduction results from the write-off of deferred financing cost as a result of the refinancing of the 1992 Credit Agreement and from the increase in amounts currently due from insurance carriers. Other liabilities increased $52.5 million during 1993 to $132.4 million at December 31, 1993. This increase results from recognition of a minimum pension liability, the assumption of liabilities in connection with the Holdings Reorganization and a reserve for environmental and product liability claims, established from proceeds to be received from insurance settlements.
The $46.4 million in liabilities of discontinued operations at December 31, 1993, represented reserves to cover postretirement benefits for the former employees of the discontinued operations and other future estimated costs of the disposition of Crucible Materials Corporation in 1985, the steelmaking facility in Midland, Pennsylvania in 1982, and Colt Firearms in 1990. Payments covering the liabilities of discontinued operations in 1993, 1992 and 1991 were $4.4 million, $6.2 million and $4.2 million, respectively. Coltec expects future cash payments will extend over the remaining lives of the former employees at the discontinued operations.

CAPITAL EXPENDITURES
Capital expenditures were $38.6 million in 1993 compared with $25.0 million in 1992 and $26.2 million in 1991, as Coltec continues to invest in capital improvements to increase efficiency, reduce costs, pursue new opportunities, expand production and maintain facilities. The level of capital expenditures has and will vary from year to year, affected by the timing of capital spending for new production equipment for new products, periodic plant and facility expansion as well as cost reduction and labor efficiency programs. Capital expenditures during 1993 included construction of a manufacturing facility in Greenwood, South Carolina for Walbar Metals; consolidation of landing gear production at the Ft. Worth, Texas, facility of Menasco Aerosystems, and production equipment to manufacture a new oil pump at Coltec Automotive. At December 31, 1993, Coltec had $14.9 million of planned capital expenditures that included $4.7 million for a new landing gear overhaul facility in Ontario, Canada and $1.7 million for consolidation of administrative offices and distribution operations of Holley Replacement Parts at Bowling Green, Kentucky.

ENVIRONMENTAL
Coltec and its subsidiaries are subject to numerous federal, state and local environmental laws, many of which are becoming increasingly stringent, giving rise to increased compliance costs. For example, the Clean Air Amendments will require abatement of chemical air emissions that were previously unregulated and will require certain existing, and many newly constructed or modified, facilities to obtain air emission permits that were not previously required. Because many of the regulations under the Clean Air Amendments have not yet been promulgated, Coltec cannot estimate their impact at this time. Coltec, however, believes that it will not be at a competitive disadvantage in complying with the Clean Air Amendments and that any increase in costs to comply with the Clean Air Amendments will not have a material effect on its results of operations and financial condition.

Many of the facilities of Coltec and its subsidiaries are subject to the federal Resource Conservation and Recovery Act of 1976 ("RCRA"), and its analogous state statutes. Although the costs under RCRA for the treatment, storage and disposal of hazardous materials generated at Coltec's facilities are increasing, Coltec does not believe that such costs will have a material effect on Coltec's results of operations and financial condition.

Coltec has been notified that it is among the Potentially Responsible Parties ("PRPs") under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or similar state laws, for the costs of investigating, and in some cases remediating, contamination by hazardous materials at several sites. CERCLA imposes joint and several liability for the costs of investigating and remediating properties contaminated with hazardous materials. Liability for these costs can be imposed on present and former owners or operators of the properties or on parties who generated the wastes that contributed to the contamination. The process of investigating and remediating contaminated properties can be lengthy and expensive. The process is also subject to the uncertainties occasioned by changing legal requirements, developing technological applications and liability allocations among PRPs. Based on the progress to date in the investigation, cleanup and allocation of responsibility for these sites, Coltec has estimated that its costs in connection with all except one of these sites approximate $20 million at December 31, 1993, and has accrued for this amount in the Consolidated Balance Sheet as of December 31, 1993. Although Coltec is pursuing insurance recovery in connection with certain of these matters, the accrual has not been reduced for potential recoveries from insurance companies or other third parties. In addition, Coltec has not recorded a receivable with respect to any potential recovery of costs in connection with any environmental matter. While progress toward the investigation, cleanup and responsibility allocation at the remaining site has not been sufficient to allow Coltec at this time to determine the extent of its potential financial responsibility, Coltec does not believe its costs in connection with such site will have a material effect on Coltec's results of operations and financial condition.

Coltec's annual expenditures (including capital expenditures) relating to environmental matters over the three years ended December 31, 1993 ranged from $4 million to $6 million, and Coltec expects such expenditures to approximate $11 million in 1994 and $8 million in 1995. Capital expenditures in each of 1994 and 1995 are expected to approximate $2 million, and expenditures for recurring environmental matters are expected to approximate $2 million in each of 1994 and 1995. The balance of the anticipated expenditures in each year is expected to cover expenses for nonrecurring environmental matters. The estimate of annual environmental expenditures for 1994 and 1995 is based upon the expected timing of expenditures pursuant to currently identified environmental sites.

Because environmental laws are becoming increasingly stringent, Coltec is unable to estimate future costs to comply with such laws; however, Coltec does not foresee a continuous upward trend in annual expenditures on environmental matters.

ASBESTOS LITIGATION
With respect to asbestos product liability and related litigation costs, in 1993 two subsidiaries of Coltec received approximately 27,400 new lawsuits, with a comparable number of lawsuits received in 1992 and 1991. The subsidiaries made payments with respect to asbestos liability and related costs aggregating $38.7 million in 1993, $39.8 million in 1992 and $48.4 million in 1991, substantially all of which were covered by insurance.

As of December 31, 1993, certain actions had been settled on a group basis with payments to be made to individual plaintiffs over periods of one to four years. In addition, in accordance with Coltec's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where Coltec can reasonably estimate the cost to dispose of these actions. Coltec estimates that the aggregate remaining cost of the disposition of the foregoing settled actions and actions in advanced stages of processing, including associated legal costs, is approximately $52.6 million and expects that this cost will be substantially covered by insurance.

As of December 31, 1993, the two subsidiaries were among a number of defendants in approximately 68,500 actions, including approximately 6,100 actions in advanced stages of processing as described above. As of December 31, 1992, the number of outstanding actions approximated that as of December 31, 1993. The remaining 62,400 outstanding actions as of December 31, 1993 are in preliminary procedural stages. Coltec lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty the liability or costs to Coltec. When asbestos actions are received they are typically forwarded to local counsel to ensure that the appropriate preliminary procedural response is
taken.   The complaints typically do not contain sufficient information to permit a reasonable evaluation as to their merits at the time of receipt, and in jurisdictions encompassing a majority of the outstanding actions the practice has been that little or no discovery or other action is taken until several months prior to the date set for trial. Accordingly, Coltec generally does not have the information necessary to analyze the actions in sufficient detail to estimate the ultimate liability or costs to Coltec, if any, until the actions appear on a trial calendar. A determination to seek dismissal, to attempt to settle or to proceed to trial is typically not made prior to the receipt of such information.

It is also difficult to predict the number of asbestos lawsuits that Coltec's subsidiaries will receive in the future. Coltec has noted that, with respect to recently settled actions or actions in advanced stages of processing, the mix of the injuries alleged and the mix of the occupations of the plaintiffs are changing from those traditionally associated with Coltec's asbestos-related actions. Coltec is not able to determine with reasonable certainty whether this trend will continue. Based upon the foregoing, and due to the unique factors inherent in each of the actions, including the nature of the disease, the occupation of the plaintiff, the presence or absence of other possible causes of a plaintiff's illness, the availability of legal defenses, such as the statute of limitations or state of the art, and whether the lawsuit is an individual one or part of a group, management is unable to estimate with reasonable certainty the cost of disposing of outstanding actions in preliminary procedural stages or of actions that may be filed in the future. However, Coltec believes that it is in a favorable position compared to many other defendants because, among other things, the asbestos fibers in its asbestos-containing products were encapsulated. Considering the foregoing, as well as the experience of Coltec and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, and the significant amount of insurance coverage that Coltec expects to be available from its solvent carriers, Coltec believes that pending and reasonably anticipated future actions are not likely to have a material effect on Coltec's results of operations and financial condition. Although the insurance coverage that Coltec has is substantial, insurance coverage for asbestos claims is not available to cover asbestos exposures initially occurring on and after July 1, 1984. Coltec's subsidiaries continue to be named as defendants in new cases.

Effective in the first quarter of 1994, Coltec will adopt the requirements of Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts". In accordance with Interpretation
No. 39, Coltec will record an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated, and will separately record an asset equal to the amount of such liabilities that is expected to be recovered by insurance. Accordingly, the liabilities and assets to be recorded in 1994 will relate only to settled actions and actions in advanced stages of processing, which approximated $52.6 million as of December 31, 1993. Coltec does not expect that the adoption of Interpretation No. 39 will have a material effect on Coltec's results of operations and financial condition.

OTHER FINANCIAL INFORMATION

PRO FORMA RESULTS OF OPERATIONS

Giving pro forma effect to the recapitalization as if it had occurred on January 1, 1991, Coltec would have reported earnings before extraordinary item as follows:



                                                      Year Ended December 31,
                                                      -----------------------
(In millions, except per share data)                   1992           1991
- -----------------------------------------------------------------------------

Earnings before interest, income taxes
  and extraordinary item                              $243.1         $230.4
Interest and debt expense, net                         116.7          117.6
Provision for income taxes                              44.0           56.3
                                                      ------         ------
Earnings before extraordinary item                    $ 82.4         $ 56.5
                                                      ------         ------
                                                      ------         ------

Earnings per common share
  Before extraordinary item(a)                        $ 1.19         $  .82
                                                      ------         ------
                                                      ------         ------

(a) Pro forma earnings per common share before extraordinary item by quarter would have been $.22, $.33, $.29 and $.35 for the first, second, third and fourth quarters of 1992, respectively; and $.15, $.23, $.29 and $.15 for the like quarters of 1991.


EFFECTS OF INFLATION AND FOREIGN CURRENCY FLUCTUATIONS
Inflation and foreign currency fluctuations have not had a material impact on the operating results and financial position of Coltec during the past three years. Coltec generally has been able to offset the effects of inflation with price increases, cost-reduction programs and operating efficiencies. Coltec's foreign operations, which are primarily located in Canada, do not operate in hyperinflationary economies.

IMPACT OF NEW ACCOUNTING STANDARDS
Coltec adopted Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes" effective January 1, 1993; and No. 112, "Employers' Accounting for Postemployment Benefits" effective January 1, 1994. The adoption of these standards did not have a material effect on Coltec's results of operations and financial condition.

Based on preliminary analyses, Coltec does not expect the future adoption of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," and No. 115, "Accounting for Certain Investments in Debt and Equity Securities," will have a material effect on Coltec's results of operations and financial condition.


                         DETERMINATION OF OFFERING PRICE

The Selling Stockholder may, from time to time, sell the Shares offered hereby on the NYSE or the PSE at prices prevailing at the time of sale, or in privately negotiated transactions. Such sales may be made directly or indirectly through agents, brokers, dealers or underwriters.


                              PLAN OF DISTRIBUTION

All Shares covered by this Prospectus are being offered for the account of the Selling Stockholder. Consequently, Coltec will not receive any of the proceeds from the sale of the Shares offered hereby.

The Shares may be sold from time to time by the Selling Stockholder, or by his pledgees, transferees or other successors in interest, on the NYSE or the PSE (or such other exchange on which the Shares are listed at the time of sale), in the over-the-counter market or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The Shares may be sold by various methods, including, but not limited to, one or more of the following: (a) directly in a privately negotiated transaction, (b) a block trade in which the broker or dealer so engaged will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (c) purchased by a broker or dealer as principal and resold by the broker or dealer for its own account pursuant to this Prospectus, (d) a transaction on the NYSE or PSE in accordance with the rules of such exchanges, and (e) ordinary brokers transactions and transactions in which the broker solicits the purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Alternatively, the Selling Stockholder may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions, or commissions from the Selling Stockholder or purchasers of Shares for whom they act as agents. In addition, any of the Shares that qualify for sale pursuant to Rule 144 under the Securities Act, or otherwise pursuant to an applicable exemption under the Securities Act, may be sold other than pursuant to this Prospectus.

The Selling Stockholder and any such underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be underwriters, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Shares may by sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholder or by an agreement between the Selling Stockholder and underwriters or dealers. Brokers or dealers acting in connection with the sale of the Shares contemplated by this Prospectus may receive commissions in connection therewith.

At the time a particular offer of Shares is made, to the extent required, a supplement to this Prospectus will be distributed that will identify and set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriters for Shares purchased from the Selling Stockholder, any discounts, commissions and other items constituting compensation from the Selling Stockholder or Coltec and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Such supplement to this Prospectus and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Shares. Coltec will pay all the expenses incident to the registration, and certain other expenses related to this Offering of the Shares, other than underwriting commissions and discounts, normal commission expenses and brokerage fees, applicable transfer taxes and attorneys' fees of Selling Stockholder's counsel.

The Selling Stockholder has entered into an indemnification agreement with Coltec pursuant to which Coltec will be indemnified against failure by the Selling Stockholder to deliver a Prospectus if required, as well as against certain civil liabilities, including liabilities under the Securities Act or the Exchange Act incurred in connection with any untrue (or alleged untrue) statement of a material fact or omission of a material fact in this Registration Statement to the extent such liability relates to information supplied by the Selling Stockholder for inclusion in the Registration Statement or Prospectus.

Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market-making activities with respect to the Shares for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholder and any person participating in the distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Shares by the Selling Stockholder. All of the foregoing may affect the marketability of the Shares.

In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless the Shares have been registered or qualify for sale in such state, or unless an exemption from registration or qualification is available and complied with.

There can be no assurance that the Selling Stockholder will sell any or all of the Shares offered by him hereby.


                               SELLING STOCKHOLDER

Mr. David I. Margolis, Chairman of the Board and Chief Executive Officer of Coltec during the past three years and Chairman of the newly created Executive Committee since October 12, 1994, is the Selling Stockholder referred to herein. He has advised Coltec that he will retire on February 1, 1995, following his attaining 65 years of age in January 1995. On October 12, 1994, the Board of Directors of Coltec elected John W. Guffey, Jr., who has been President and Chief Operating Officer of Coltec since 1991, to succeed Mr. Margolis as Chairman of the Board and Chief Executive Officer effective February 1, 1995, with Mr. Margolis remaining a member of the Board of Directors of Coltec and Chairman of the Executive Committee.

Mr. Margolis has advised Coltec that (i) as of the date of the Prospectus he beneficially owns 1,133,472 shares of Coltec common stock, including 120,000 shares that may be acquired from Coltec within 60 days upon the exercise of options for common stock (an additional 180,000 shares become exercisable at future dates) and 3,081 shares (as of August 31, 1994) credited to his individual account in the Retirement Savings Plan for Salaried Employees (the "Savings Plan") and (ii) he shares voting power of 2,507,421 shares (as of August 31, 1994) as a trustee of the Savings Plan. The 1,133,472 shares represent 1.6% of the outstanding shares of Coltec common stock outstanding on August 31, 1994.

1,010,391 shares are being offered hereby and, assuming all are sold, he will own 123,081 shares, consisting of the 120,000 shares and 3,081 shares referred to above. Because the Selling Stockholder may sell all or a part of the Shares he holds pursuant to this Prospectus and the fact that this Offering is not being underwritten on a firm commitment basis, no estimate can be given as to the number of Shares that will be held by the Selling Stockholder upon termination of this Offering. See "Plan of Distribution". The Common Stock offered by this Prospectus may be offered from time to time in whole or in part by the Selling Stockholder or by his transferees, as to whom applicable information will, to the extent required, be set forth in a prospectus supplement.

                          DESCRIPTION OF CAPITAL STOCK

Coltec's authorized capital stock consists of 100 million shares of Common Stock, par value $.01 per share, and 2.5 million shares of preferred stock, par value $.01 per share ("Preferred Stock"). The following summary description of the capital stock of Coltec does not purport to be complete and is qualified in its entirety by reference to Coltec's Restated Articles of Incorporation, a copy of which was filed by reference as an exhibit to Coltec's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, which is incorporated by reference in this Prospectus.

COMMON STOCK

Subject to the prior rights of any series of Preferred Stock that may from time to time be authorized and outstanding, holders of Common Stock are entitled to receive dividends out of funds legally available therefor when, as and if declared by the Board of Directors and to receive pro rata the net assets of Coltec legally available for distribution upon liquidation or dissolution. Holders of Common Stock are entitled to one vote for each share of Common Stock held on each matter submitted to a vote of shareholders, including the election of directors. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

The Board of Directors has the authority to issue the Preferred Stock in one or more classes or series and to fix the voting powers, preferences and relative participating, optional or other special rights, without any further vote or action by the shareholders. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Coltec, Coltec has no current plans to issue any of the Preferred Stock.


CERTAIN PROVISIONS OF THE RESTATED ARTICLES OF INCORPORATION AND BY-LAWS

The Restated Articles of Incorporation provide that any action required or permitted to be taken by the shareholders of Coltec may be effected only at an annual or special meeting of shareholders, and prohibits shareholders' action by written consent in lieu of a meeting. Coltec's By-laws provide that special meetings of shareholders may be called only by the chairman or by a majority of the members of the Board of Directors. Shareholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of shareholders.

Coltec's By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors as well as for other shareholder proposals to be considered at shareholders' meetings. Notice of shareholder proposals and director nominations must be timely given in writing to the Secretary of Coltec prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain certain information specified in Coltec's By-laws.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

The Restated Articles of Incorporation provide for indemnification of officers and directors of Coltec to the extent permitted by Pennsylvania law, which generally permits indemnification for actions taken by officers or directors as representatives of Coltec in good faith and in a manner reasonably believed to be in or not opposed to Coltec's best interests, subject to certain limitations.

In accordance with Pennsylvania law, the Restated Articles of Incorporation and Coltec's By-laws contain provisions eliminating the personal liability of directors to Coltec and its shareholders for monetary damages for breaches of their fiduciary duties, except for breach of a director's duty to act with statutorily defined due care and for a breach which constitutes self-dealing, willful misconduct or recklessness. The applicable provisions of Pennsylvania law pertain only to breaches of duty by directors as directors and not in any other corporate capacity, including as officers. As a result of the inclusion of such provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct.

STATUTORY PROVISIONS

On April 27, 1990, the Pennsylvania Business Corporation Law of 1988 (the "BCL") was amended, among other things, to protect public companies from hostile takeover attempts. Set forth below is a summary of significant anti-takeover provisions of the BCL. Such provisions may delay, defer or prevent a takeover attempt that a shareholder might consider to be in its best interest. As indicated, and as permitted by the BCL, Coltec has elected not to be governed by certain anti-takeover provisions.


STATUTORY PROVISIONS APPLICABLE TO COLTEC

BUSINESS COMBINATIONS (SUBCHAPTER 25-F). A public corporation may not engage in any business combination with a 20% shareholder for five years following the 20% acquisition unless: (a) the combination or the purchase of the control shares was approved by the board of directors before the date that the shareholder became an interested shareholder or (b)(i) the combination is approved by the holders of a majority of the shares not controlled by the interested shareholder at a special meeting held not less than three months after the shareholder acquired an 80% voting stake, and the aggregate amount of the offer meets certain fair price criteria or (ii) by unanimous vote. If the combination was not previously approved, the 20% shareholder may effect a combination after the five-year period only if the shareholder receives approval from a majority of the shares not owned by the acquiror or the aggregate amount of the offer meets certain fair price criteria.

FIDUCIARY OBLIGATIONS OF DIRECTORS (SECTIONS 1715 ET AL.). In discharging their duties, directors may, in considering the best interests of the corporation, consider (a) the effects of any action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and communities in which the corporation is located, (b) the short-term and long-term interests of the corporation, including the possibility that these interests may be best served by the corporation's continued independence, (c) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control and (d) all other pertinent factors. Directors need not treat any corporate interest or interests of any particular group affected by such action (e.g., shareholders) as the dominant or controlling interest or factor.

STATUTORY PROVISIONS INAPPLICABLE TO COLTEC

CONTROL TRANSACTIONS (SUBCHAPTER 25-E). Any person who acquires the direct or indirect power to control the vote of at least 20% of the outstanding voting interests in a public corporation is required to pay any other shareholder who exercises his rights under the BCL an amount equal to the fair value of the voting shares held by such shareholder as of the date of the transaction pursuant to which control of at least 20% voting interest was obtained.

CONTROL SHARE ACQUISITION (SUBCHAPTER 25-G). Subject to safe harbors for certain acquiring persons, shareholder approval is required before a person who acquires (or seeks to acquire) ownership or voting power over "control shares" of a public corporation may vote the control shares. Control shares are defined in terms of crossing any one of three specified thresholds of percentage ownership of voting power (20%, 33-1/3% or 50%). The public corporation has the right to redeem the control shares (at their market price at the time of redemption) if the acquiror fails to obtain the approval of the remaining shareholders or fails to complete the control transaction.

DISGORGEMENT OF PROFITS (SUBCHAPTER 25-H). Subject to safe harbors for certain acquiring persons, disgorgement to the public corporation is mandated for profits realized by a person or group that (a) acquires stock from the public corporation itself or from the shareholders within two years before or 18 months after the person or group attempts to acquire 20% or more of a public corporation's voting power, or publicly discloses that it is seeking to acquire control of the public corporation and (b) then sells that stock within 18 months after such an attempt or disclosure.

SEVERANCE PAY (SUBCHAPTER 25-I). Severance payments must be made to employees of public corporations who are terminated within 24 months after a control share acquisition approved by shareholders.

LABOR CONTRACTS (SUBCHAPTER 25-J). Labor contracts are preserved after a control share acquisition approved by shareholders.

                       DESCRIPTION OF CERTAIN INDEBTEDNESS


The following summary of agreements governing the 1994 Credit Agreement and certain other outstanding long-term indebtedness of Coltec does not purport to be complete and is qualified in its entirety by reference to the various agreements, copies of which have been filed, or incorporated by reference, as exhibits to Coltec's Annual Report of Form 10-K for the fiscal year ended December 31, 1993, which is incorporated by reference in this Prospectus. Capitalized terms used but not defined herein have the meanings assigned to them in the various agreements described.

1994 CREDIT AGREEMENT

Coltec has entered into the 1994 Credit Agreement among Coltec, the various financial institutions named therein (the "Lenders"), Credit Lyonnais New York Branch, the Bank of Montreal, The Industrial Bank of Japan, Limited, New York Branch and The Bank of Nova Scotia, as Co-Agents thereunder, and Bankers Trust Company, as Administrative Agent thereunder, pursuant to which the Lenders have agreed, subject to certain conditions, to provide up to $415 million of financing to Coltec under a revolving loan facility (the "Revolving Loan Facility") from time to time until June 30, 1999. The 1994 Credit Agreement also provides for the issuance of letters of credit in an aggregate amount of up to $100 million under the Revolving Loan Facility; provided that at no time shall the aggregate principal amount of loans outstanding, together with the aggregate face amount of letters of credit issued, under the Revolving Loan Facility exceed $415 million.

PREPAYMENTS AND COMMITMENT REDUCTIONS

The Revolving Loan Facility is subject to mandatory commitment reductions and corresponding prepayments of $50 million on each of January 11, 1997 and January 11, 1998. In addition, the 1994 Credit Agreement requires certain other mandatory commitment reductions and corresponding prepayments from the net proceeds of certain sales of assets and certain issuances of debt or equity securities. The 1994 Credit Agreement also permits voluntary prepayments and commitment reductions of the Revolving Loan Facility from time to time.

INTEREST

Loans under the 1994 Credit Agreement bear interest at an annual rate equal to, at Coltec's option, (a) the Base Rate (as described below) or (b) the Eurodollar Rate (as described below) plus 1.00%; PROVIDED that the Eurodollar Rate may be reduced from time to time based on the achievement of specified ratios of Coltec's EBIDTA to Interest Expense (as defined in the 1994 Credit Agreement) and of certain ratings of Coltec's long-term unsecured indebtedness by Standard & Poor's Rating Group and Moody's Investors Service, Inc. Interest on Base Rate Loans is payable quarterly and interest on Eurodollar Rate Loans is payable at the end of the relevant interest period (but not less often than quarterly).
The default rate of interest for all Loans is equal to the higher of (a) the Base Rate applicable to such Loans plus 2.25% per annum and (b) the Eurodollar Rate applicable to such Loans plus 2.00% per annum. The "Base Rate" is the higher of (a) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (b) the rate that Bankers Trust Company announces as its prime lending rate, as in effect from time to time. The "Eurodollar Rate" is the average of the quotations for one, two, three or six-month London Interbank Offered Rate offered to first class banks in the New York interbank Eurodollar market by Bankers Trust Company, adjusted for statutory reserves at all times.

GUARANTEES

Amounts owed under or in respect of the 1994 Credit Agreement by Coltec are guaranteed by each of the material domestic subsidiaries of Coltec, whether now existing or hereafter acquired or organized.

SECURITY

All the obligations of Coltec under the 1994 Credit Agreement and the other loan documents and under the interest rate protection agreements of Coltec maintained with a Lender, and all the obligations of the subsidiaries of Coltec guaranteeing the obligations of Coltec thereunder, are secured by (a) all the common stock of each current or future material domestic subsidiary of Coltec and 66% of the common stock of any current or future foreign subsidiary of Coltec that is owned by Coltec or any of its domestic subsidiaries; (b) substantially all the inventory, machinery and equipment, patents, trademarks and other personal property of Coltec and its material domestic subsidiaries; and (c) certain real estate and fixtures thereon owned by Coltec and its material domestic subsidiaries.

COVENANTS

The 1994 Credit Agreement contains certain customary covenants, including restrictive covenants that, subject to certain exceptions, impose limitations on the ability of Coltec and its subsidiaries to, among other things: (a) create or incur additional indebtedness or contingent obligations; (b) create or incur additional liens; (c) merge with other entities; (d) dispose of a material portion of their assets or acquire all or substantially all of the business or assets of other entities; (e) invest in or make loans to other entities; (f) enter into certain real property leases, operating leases or sale-leaseback transactions; (g) pay dividends and redeem or repurchase capital stock; (h) engage in certain transactions with affiliates; (i) pay, prepay, repurchase or retire outstanding indebtedness; and (j) amend the terms of certain indebtedness and other material agreements. The 1994 Credit Agreement also restricts the maximum amount of capital expenditures that may be made by Coltec and its subsidiaries in any fiscal year as follows: 1994--$50 million; 1995--$55 million; 1996--$60 million; 1997--$65 million and 1998 and thereafter--$70 million; PROVIDED that Coltec and its subsidiaries may use up to $25 million of any amount permitted to be made and remaining unutilized from any fiscal year in the immediately succeeding fiscal year. In addition, the 1994 Credit Agreement includes financial covenants requiring Coltec to maintain (a) a ratio of Consolidated Current Assets to Consolidated Current Liabilities (in each case, as defined in the 1994 Credit Agreement) of at least 1.25 to 1 at all times and
(b) an Interest Coverage Ratio (as defined in the 1994 Credit Agreement) for any four fiscal quarter period ending on or prior to December 31, 1994 of at least
2.25 to 1 and for any four fiscal quarter period ending thereafter of at least
2.50 to 1.

EVENTS OF DEFAULT

The 1994 Credit Agreement contains customary events of default, including but not limited to: (a) nonpayment of principal, interest, fees or other amounts when due; (b) violation of covenants; (c) failure of any representation or warranty to be true in all material respects when made; (d) cross-default and cross-acceleration; (e) bankruptcy events; (f) material judgments rendered against Coltec; (g) violation of certain ERISA provisions; (h) change of control; and (i) invalidity of any loan document or security interest created thereunder.

9-3/4% SENIOR NOTES DUE 1999 AND 9-3/4% SENIOR NOTES DUE 2000

The 9-3/4% Senior Notes Due 1999 (the "Senior Notes Due 1999") were issued under an Indenture dated as of October 26, 1992 (the "Senior Notes Due 1999 Indenture"), between Coltec and United States Trust Company of New York, as Trustee. The Senior Notes Due 1999 are unsecured senior obligations of Coltec, mature on November 1, 1999, and bear interest at the rate of 9-3/4% per annum, payable semiannually on May 1 and November 1 of each year. The 9-3/4% Senior Notes Due 2000 (the "Senior Notes Due 2000") were issued under an Indenture dated as of April 1, 1992 (the "Senior Notes Due 2000 Indenture"), between Coltec and United States Trust Company of New York, as Trustee. The Senior Notes Due 2000 are unsecured senior obligations of Coltec, mature on April 1, 2000, and bear interest at the rate of 9-3/4% per annum, payable semiannually on April 1 and October 1 of each year. Neither the Senior Notes Due 1999 nor the Senior Notes Due 2000 are redeemable prior to maturity.

     The Senior Notes Due 1999 Indenture and the Senior Notes Due 2000 Indenture each contain covenants that (a) limit, under certain circumstances, the ability of Coltec and certain of its subsidiaries to incur additional indebtedness and contingent obligations, enter into sale-leaseback transactions or grant liens;
(b) limit the ability of Coltec and certain of its subsidiaries to redeem or reacquire, prior to any scheduled maturity, repayment or sinking fund payment, any indebtedness of Coltec that ranks PARI PASSU with or is subordinate in right of payment to the Senior Notes Due 1999 or Senior Notes Due 2000, as the case may be, which is scheduled to mature on or after the maturity date of the Senior Notes Due 1999 or Senior Notes Due 2000, as the case may be, or pay dividends or make other distributions on account of, or reacquire, any shares of any class of its capital stock; (c) limit the investments which may be made by Coltec and certain of its subsidiaries; (d) limit the ability of certain subsidiaries of Coltec to issue capital stock in certain circumstances; (e) limit the ability of Coltec and certain of its subsidiaries to engage in transactions with certain of Coltec's affiliates; (f) limit the ability of Coltec to merge, consolidate or sell all or substantially all its assets; (g) prohibit, subject to certain exceptions, Coltec or certain of its subsidiaries from creating or permitting to exist any consensual encumbrance or restriction on the ability of such subsidiaries to pay dividends, repay certain indebtedness owed to Coltec or any such subsidiary thereof or transfer assets to Coltec or certain of its subsidiaries; and (h) require that the proceeds of certain sales of assets be used to make an offer to repurchase the Senior Notes Due 1999 or Senior Notes Due 2000, as the case may be.

11-1/4% DEBENTURES DUE 1996-2015

The 11-1/4% Debentures due 1996-2015 (the "Debentures") were issued under an Indenture dated as of December 1, 1985 between Coltec and the Bank of New York (as successor to Mellon Bank, N.A.), as trustee (the "1985 Indenture").

The Debentures are redeemable at Coltec's option, in whole or in part, from time to time at redemption prices determined by year of redemption. Coltec may not, however, effect the optional redemption prior to December 1, 1995, directly or indirectly, from or in anticipation of borrowed funds having an annual interest cost of less than 11-1/4%.

The 1985 Indenture contains, among others, covenants that restrict the incurrence of secured debt and sale-leaseback transactions by Coltec and certain of its subsidiaries. In connection with the consummation of the 1992 Recapitalization, Coltec's obligations under the 1985

Indenture and the Debentures were secured, and any other indebtedness that Coltec may incur under the 1985 Indenture will be secured, by certain assets of Coltec and its subsidiaries equally and ratably, as and to the extent required by the 1985 Indenture, with Coltec's obligations under the 1994 Credit Agreement.

10-1/4% SENIOR SUBORDINATED NOTES DUE 2002

The 10-1/4% Senior Subordinated Notes Due 2002 (the "Subordinated Notes") were issued under an Indenture dated as of April 1, 1992 (the "Subordinated Note Indenture"), between Coltec and Norwest Bank Minnesota, National Association, as Trustee. The Subordinated Notes are unsecured senior subordinated obligations of Coltec, mature on April 1, 2002, and bear interest at the rate of 10-1/4% per annum, payable semiannually on April 1 and October 1 of each year. The Subordinated Notes are redeemable, in whole or in part, at Coltec's option, at any time on or after April 1, 1997, at specified redemption prices (expressed in percentages of principal amount), together with accrued interest to the redemption date, starting at 105.125% of the principal amount and declining thereafter.

The Subordinated Note Indenture contains covenants that (a) limit, under certain circumstances, the ability of Coltec and certain of its subsidiaries to incur additional indebtedness and contingent obligations or grant liens; (b) limit the ability of Coltec and certain of its subsidiaries to redeem or reacquire, prior to any scheduled maturity, repayment of sinking fund payment, any indebtedness of Coltec that ranks PARI PASSU with or is subordinated in right of payment to the Subordinated Notes, which is scheduled to mature on or after the maturity date of the Subordinated Notes, or pay dividends or make other distributions on account of, or reacquire, any shares of any class of its capital stock; (c) limit the investments which may be made by Coltec and certain of its subsidiaries; (d) prohibit the issuance by Coltec of any indebtedness that is by its terms senior in right of payment to the Subordinated Notes and subordinate to any "senior indebtedness" (as such term is defined in the Subordinated Note Indenture) of Coltec; (e) limit the ability of Coltec and certain of its subsidiaries to engage in transactions with certain of Coltec's affiliates; (f) limit the ability of Coltec to merge, consolidate or sell all or substantially all its assets; (g) prohibit, subject to certain exceptions, Coltec or certain of its subsidiaries from creating or permitting to exist any consensual encumbrance or restriction on the ability of such subsidiaries to pay dividends, repay certain indebtedness owed to Coltec or any such subsidiary thereof or transfer assets to Coltec or certain of its subsidiaries; and (h) require that the proceeds of certain sales of assets be used to make an offer to repurchase the Subordinated Notes.

The Subordinated Notes are subordinate in right of payment to all "senior indebtedness" of Coltec, as such term is defined in the Subordinated Note Indenture. As defined in the Subordinated Note Indenture, "senior indebtedness" includes, among other things, indebtedness under the 1994 Credit Agreement, the Senior Notes Due 1999, the Senior Notes Due 2000 and the Debentures.

                                  LEGAL MATTERS

     Certain legal matters with respect to the Common Stock being registered have been passed upon for Coltec by Reed Smith Shaw & McClay, Pittsburgh, Pennsylvania.



                                     EXPERTS

     The financial statements and schedules included and incorporated by reference in this Prospectus to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                          INDEX TO FINANCIAL STATEMENTS





                                                                      Page
                                                                      ----
THREE YEARS ENDED DECEMBER 31, 1993
     Consolidated Balance Sheet
       at December 31, 1993 and 1992                                  F-2
     Consolidated Statement of Earnings
       for the three years ended December 31, 1993                    F-4
     Consolidated Statement of Cash Flows
       for the three years ended December 31, 1993                    F-5
     Consolidated Statement of Shareholders' Equity
       for the three years ended December 31, 1993                    F-6
     Notes to Financial Statements                                    F-7
     Report of Independent Public Accountants                         F-30

NINE MONTHS ENDED OCTOBER 2, 1994 AND OCTOBER 3, 1993 (Unaudited)
     Consolidated Balance Sheet
       at October 2, 1994 and December 31, 1993                       F-31
     Consolidated Statement of Earnings
       for the nine months ended October 2, 1994
       and October 3, 1993                                            F-32
     Consolidated Statement of Cash Flows
       for the nine months ended October 2, 1994
       and October 3, 1993                                            F-33
     Notes to Financial Statements                                    F-34

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET



                                                            December 31,
                                                         -------------------
                                                           1993      1992
                                                          ------    -------
                                                           (In thousands)

               A S S E T S
Current assets
   Cash and cash equivalents (Notes 1 and 7)             $  5,749  $  7,155
   Accounts and notes receivable (Notes 7 and 15)
       Trade                                              124,640   123,331
       Other                                               41,051     4,959
                                                         --------  --------
                                                          165,691   128,290
       Less allowance for doubtful accounts                 4,170     4,614
                                                         --------  --------
                                                          161,521   123,676
   Inventories (Note 1)
       Finished goods                                      39,206    42,044
       Work in process and finished parts                 103,166   102,787
       Raw materials and supplies                          25,405    22,075
                                                         --------  --------
                                                          167,777   166,906
   Deferred income taxes (Note 5)                          17,036    33,080
   Other current assets                                     8,587     7,710
                                                         --------  --------

         Total current assets                             360,670   338,527

Property, plant and equipment, at cost (Note 1)
   Land and improvements                                   18,202    18,637
   Buildings and equipment                                130,085   132,013
   Machinery and equipment                                479,220   462,992
   Leasehold improvements                                   8,445     8,491
   Construction in progress                                21,285    17,988
                                                         --------  --------
                                                          657,237   640,121
   Less accumulated depreciation and amortization         431,908   413,312
                                                         --------  --------
                                                          225,329   226,809
Costs in excess of net assets acquired,
   net of amortization (Note 1)                           132,550   133,883
Other assets (Notes 6, 7 and 15)                           87,863   129,557
                                                         --------  --------
                                                         $806,412  $828,776
                                                         --------  --------
                                                         --------  --------



The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                                                  December 31,
                                                                            -------------------------
                                                                               1993           1992
                                                                              -------        ------
                                                                                 (In thousands,
           LIABILITIES and SHAREHOLDERS' EQUITY                                except share data)

Current liabilities
   Current maturities of long-term debt (Notes 6, 7 and 16)                $    1,543     $   48,645
   Accounts payable                                                            64,791         59,287
   Accrued expenses
       Salaries, wages and employee benefits                                   40,946         49,661
       Taxes                                                                   30,103         30,876
       Interest                                                                23,887         20,626
       Other                                                                   32,272         29,100
                                                                           ----------     ----------
                                                                              127,208        130,263
   Current portion of liabilities of discontinued
       operations                                                               4,000          5,046
                                                                           ----------     ----------
       Total current liabilities                                              197,542        243,241

Long-term debt (Notes 6, 7 and 16)                                          1,032,089      1,073,450
Deferred income taxes (Note 5)                                                 27,543         53,116
Other liabilities                                                             132,367         79,854
Liabilities of discontinued operations                                         42,361         45,759
Commitments and contingencies (Note 15)
Shareholders' equity (Notes 1, 8, 9 and 13)
   Preferred stock
       $.01 par value, 2,500,000 shares authorized,
       shares outstanding - none                                                   --             --
   Common stock
       $.01 par value, 100,000,000 shares authorized,
       69,943,341 and 69,853,464 shares issued at
       December 31, 1993 and 1992, respectively
       (excluding 25,000,000 shares held by a wholly
       owned subsidiary at December 31, 1993)                                     699            699
   Capital in excess of par value                                             636,846        634,088
   Retained earnings (deficit)                                             (1,251,465)    (1,298,899)
   Unearned compensation - restricted stock awards                             (5,552)        (7,221)
   Minimum pension liability                                                   (4,205)            --
   Foreign currency translation adjustments                                     1,077          4,689
                                                                           ----------     ----------
                                                                             (622,600)      (666,644)
   Less cost of 179,309 shares of common stock in
       treasury at December 31, 1993                                           (2,890)            --
                                                                           ----------     ----------
                                                                             (625,490)      (666,644)
                                                                           ----------     ----------
                                                                           $  806,412     $  828,776
                                                                           ----------     ----------
                                                                           ----------     ----------




The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS


                                                                     Year Ended December 31,
                                                            ----------------------------------------
                                                               1993           1992           1991
                                                              ------         ------         ------
                                                              (In thousands, except per share data)

Net sales                                                   $1,334,829     $1,368,703     $1,372,979
                                                            ----------     ----------     ----------
Costs and expenses
   Cost of sales                                               905,464        944,405        966,791
   Selling and administrative                                  192,437        181,176        177,168
   Restructuring charge (Note 3)                                25,219              -              -
                                                            ----------     ----------     ----------
   Total costs and expenses                                  1,123,120      1,125,581      1,143,959
                                                            ----------     ----------     ----------

Operating income                                               211,709        243,122        229,020
Dividend income                                                     --             --          1,431
                                                            ----------     ----------     ----------

Earnings before interest, income taxes
   and extraordinary item                                      211,709        243,122        230,451
Interest and debt expense, net                                 110,190        135,862        199,942
                                                            ----------     ----------     ----------

Earnings before income taxes and
   extraordinary item                                          101,519        107,260         30,509

Provision for income taxes (Note 5)                             36,293         42,577         28,300
                                                            ----------     ----------     ----------

Earnings before extraordinary item                              65,226         64,683          2,209
Extraordinary item (Note 4)                                    (17,792)      (106,930)           591
                                                            ----------     ----------     ----------

Net earnings (loss)                                         $   47,434     $  (42,247)    $    2,800
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------



Earnings (loss) per common share (Note 1)
   Before extraordinary item                                $      .94     $     1.11     $      .09
   Extraordinary item                                             (.26)         (1.83)           .02
                                                            ----------     ----------     ----------
   Net earnings (loss)                                      $      .68     $     (.72)    $      .11
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------

Weighted average number of common
   and common equivalent shares                                 69,591         58,413         25,000
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------




The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                     Year Ended December 31,
                                                                             ---------------------------------------
                                                                               1993           1992           1991
                                                                              ------         ------         ------
                                                                                         (In thousands)

Cash flows from operating activities
  Net earnings (loss)                                                        $ 47,434      $ (42,247)     $   2,800
  Adjustments to reconcile net earnings (loss) to cash
    Extraordinary item                                                         17,792        106,930           (591)
    Restructuring charge                                                       25,219             --             --
    Depreciation and amortization                                              49,092         49,129         44,916
    Noncash interest expense, net                                                  --         25,180         92,991
    Deferred income taxes                                                     (10,766)       (17,829)        22,607
    Receivable from insurance carriers                                          3,056        (15,660)        (2,816)
    Payment of liabilities of discontinued operations                          (4,444)        (6,166)        (4,152)
    Other operating items                                                     (11,809)         2,032        (13,702)
                                                                             --------      ---------      ---------
                                                                              115,574        101,369        142,053
                                                                             --------      ---------      ---------
  Changes in assets and liabilities
    Accounts and notes receivable                                              (2,007)        (7,896)        13,158
    Inventories                                                                (2,871)        15,261         25,099
    Deferred income taxes                                                       3,501           (216)        (6,658)
    Other current assets                                                         (877)           738          1,235
    Accounts payable                                                            4,067         (4,819)        (4,587)
    Accrued expenses                                                          (12,169)        15,450        (21,060)
                                                                             --------      ---------      ---------
      Changes in assets and liabilities                                       (10,356)        18,518          7,187
                                                                             --------      ---------      ---------
      Cash provided by operating activities                                   105,218        119,887        149,240
                                                                             --------      ---------      ---------
Cash flows from investing activities
  Cash received in Holdings reorganization                                     26,749             --             --
  Proceeds from sale of an investment                                              --          3,733         12,035
  Capital expenditures                                                        (38,587)       (24,997)       (26,239)
  Other - net                                                                   1,948         (3,503)         1,547
                                                                             --------      ---------      ---------
    Cash used in investing activities                                          (9,890)       (24,767)       (12,657)
                                                                             --------      ---------      ---------
Cash flows from financing activities
  Proceeds from issuance of  long-term debt                                    46,069        150,000          5,557
  Retirement of long-term debt                                               (138,179)      (242,192)      (117,659)
  Net proceeds from issuance of common stock
    in recapitalization                                                            --        625,575             --
  Net retirement of long-term debt in recapitalization                             --       (433,836)            --
  Payment of premiums, fees and expenses in recapitalization
    and debt refinancing                                                           --       (153,061)            --
  Distribution to Holdings pursuant to preferred stock
    redemption and tax sharing procedure                                       (4,624)       (48,585)       (14,000)
                                                                             --------      ---------      ---------
      Cash used in financing activities                                       (96,734)      (102,099)      (126,102)
                                                                             --------      ---------      ---------
Cash and cash equivalents
  Increase (decrease)                                                          (1,406)        (6,979)        10,481
  At beginning of period                                                        7,155         14,134          3,653
                                                                             --------      ---------      ---------
  At end of period                                                           $  5,749      $   7,155      $  14,134
                                                                             --------      ---------      ---------
                                                                             --------      ---------      ---------




The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY



                                                                    Three Years Ended December 31, 1993
                                                  -------------------------------------------------------------------------

                                                                                                                Unearned
                                                                                                             Compensation -
                                                        Common  Stock           Capital in     Retained        Restricted
                                                  -------------------------      Excess of     Earnings           Stock
(In thousands, except share data)                   Shares           Amount      Par Value     (Deficit)         Awards
- ---------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1991                          25,000,000           $250       $     --    $(1,201,630)       $    --

Net earnings                                                                                        2,800

Distribution to Holdings pursuant to
     tax sharing procedure                                                                        (14,000)

Proceeds from Holdings applied to
     purchase of Holdings senior
     discount debentures                                                                            4,763

Foreign currency translation
     adjustments
                                                  ----------           ----       --------    -----------        -------

Balance, December 31, 1991                        25,000,000            250             --     (1,208,067)            --

Net loss                                                                                          (42,247)

Issuance of stock in recapitalization             44,275,000            443        625,132

Distribution to Holdings pursuant to
     preferred stock redemption and
     tax sharing procedure                                                                        (48,585)

Issuance of restricted stock, net                    578,464              6          8,956                        (7,221)

Foreign currency translation
     adjustments
                                                  ----------           ----       --------    -----------        -------

Balance, December 31, 1992                        69,853,464            699        634,088     (1,298,899)        (7,221)

Net earnings                                                                                       47,434

Issuance of restricted stock, net                     89,877             --          1,389                         1,669

Exercise of stock options                                                               (4)

Tax benefit from stock option and
     incentive plan                                                                    133

Stock exchange in the Holdings
     reorganization                                                                  1,240

Minimum pension liability

Foreign currency translation
     adjustments
                                                  ----------           ----       --------    -----------        -------
Balance, December 31, 1993                        69,943,341           $699       $636,846    $(1,251,465)       $(5,552)
                                                  ----------           ----       --------    -----------        -------
                                                  ----------           ----       --------    -----------        -------



                                                                      Three Years Ended December 31, 1993
                                                   ------------------------------------------------------------------------
                                                                    Foreign
                                                    Minimum         Currency           Treasury Stock
                                                    Pension        Translation    ------------------------
(In thousands, except share data)                  Liability       Adjustments    Shares        Amount            Total
- ---------------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1991                             $    --        $13,019             --        $    --    $(1,188,361)

Net earnings                                                                                                       2,800

Distribution to Holdings pursuant to
     tax sharing procedure                                                                                       (14,000)

Proceeds from Holdings applied to
     purchase of Holdings senior
     discount debentures                                                                                           4,763

Foreign currency translation
     adjustments                                                        271                                          271
                                                     -------        -------       --------        -------    -----------

Balance, December 31, 1991                                --         13,290             --             --     (1,194,527)

Net loss                                                                                                         (42,247)

Issuance of stock in recapitalization                                                                            625,575

Distribution to Holdings pursuant to
     preferred stock redemption and
     tax sharing procedure                                                                                       (48,585)

Issuance of restricted stock, net                                                                                  1,741

Foreign currency translation
     adjustments                                                     (8,601)                                      (8,601)
                                                     -------        -------       --------        -------    -----------

Balance, December 31, 1992                                --          4,689             --             --       (666,644)

Net earnings                                                                                                      47,434

Issuance of restricted stock, net                                                  (14,309)          (229)         2,829

Exercise of stock options                                                            5,000             79             75

Tax benefit from stock option and
     incentive plan                                                                                                  133

Stock exchange in the Holdings
     reorganization                                                               (170,000)        (2,740)        (1,500)

Minimum pension liability                             (4,205)                                                     (4,205)

Foreign currency translation
     adjustments                                                     (3,612)                                      (3,612)
                                                     -------        -------       --------        -------    -----------
Balance, December 31, 1993                           $(4,205)       $ 1,077       (179,309)       $(2,890)   $  (625,490)
                                                     -------        -------       --------        -------    -----------
                                                     -------        -------       --------        -------    -----------




The accompanying notes to financial statements are an integral part of this statement.

1.   Summary of Accounting Policies

     PRINCIPLES OF CONSOLIDATION: Investments in which Coltec Industries Inc ("Coltec") has ownership of 50% or more of the voting common stock are consolidated in the financial statements. Intercompany accounts and transactions are eliminated.

     CONSOLIDATED STATEMENT OF CASH FLOWS: Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less. The effect of changes in foreign exchange rates on cash balances is not significant.

     Interest paid and federal and state income taxes paid and refunded were as follows:


          (In thousands)               1993           1992           1991
          ------------------------------------------------------------------

          Interest paid              $105,713       $107,236       $105,377
          Income taxes--
               Paid                    31,873         40,767         30,327
               Refunded                 3,913          4,417          4,470


     FOREIGN CURRENCY TRANSLATION: The financial statements of foreign subsidiaries were prepared in their respective local currencies and are translated into U.S. dollars at year-end rates for assets and liabilities and at monthly weighted average rates for income and expenses. Translation adjustments are included in shareholders' equity. Foreign currency transaction gains and losses are included in net earnings. For 1993, 1992 and 1991, such gains and losses were not significant.

     INVENTORIES: Inventories, including inventories under long-term commercial and government contracts and programs, are valued at the lower of cost or market, less reserves of $18,086,000 and $16,789,000 at December 31, 1993 and 1992, respectively, for potential losses from excess and slow-moving inventories. At December 31, 1993 and 1992, $45,150,000 and $64,464,000,
     respectively, of contract advances have been offset against inventories under long-term commercial and government contracts and programs in the Consolidated Balance Sheet. Losses on commercial and government contracts and programs are recognized in full when identified. At December 31, 1993 and 1992, an accrual for loss contracts and programs was not required.
     Cost elements included in inventory are material, labor and factory overhead, primarily using standard cost, which approximates actual cost. Cost on approximately 53% of the domestic inventory at December 31, 1993 was determined on the last-in, first-out basis. Cost on the remainder of the inventory is generally determined on the first-in, first-out basis.
     The excess of current cost over last-in, first-out cost at December 31, 1993 and 1992 was approximately $21,800,000 and $24,500,000, respectively.

     PROPERTY AND DEPRECIATION: Depreciation and amortization of plant and equipment are provided generally by using the straight-line method, based on estimated useful lives of the assets. For U.S. federal income tax purposes, most assets are depreciated using allowable accelerated methods.

     The ranges of estimated useful lives used in computing depreciation and amortization for financial reporting were as follows:


                                                            Years
          -------------------------------------------------------

          Land improvements                                5 - 40
          Buildings and equipment                         10 - 45
          Machinery and equipment                          3 - 20


     For leasehold improvements, the estimated useful life used in computing amortization is the lesser of the asset life or the lease term.

     Interest cost incurred during the period of construction of plant and installation of equipment is capitalized as part of the cost of such plant and equipment.

     Renewals and betterments are capitalized by additions to the related asset accounts, while repair and maintenance costs are charged against earnings. Coltec generally records retirements by removing the cost and accumulated depreciation from the asset and reserve accounts.

     At December 31, 1993 and 1992, Coltec had the following assets recorded under capital leases:


          (In thousands)                               1993           1992
          ------------------------------------------------------------------

          Land and improvements                      $   285        $   294
          Buildings and equipment                      7,867          8,583
          Machinery and equipment                     11,059         11,023
          Leasehold improvements                       1,003          1,028
                                                     -------        -------
                                                      20,214         20,928
          Less - Accumulated depreciation and
               amortization                           15,548         15,062
                                                     -------        -------
                                                     $ 4,666        $ 5,866
                                                     -------        -------
                                                     -------        -------


     ENVIRONMENTAL EXPENDITURES: Expenditures for environmental activities are expensed or capitalized in accordance with generally accepted accounting principles. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued when it is probable that an obligation has been incurred and the amount can be reasonably estimated. Expenditures incurred for environmental compliance with respect to pollution prevention and ongoing monitoring programs are expensed as incurred. Expenditures that increase the value of the property are capitalized.

     START-UP COSTS: Start-up costs related to new operations and new product lines are expensed as incurred.

     REVENUE RECOGNITION: Revenue, including revenue under long-term commercial and government contracts and programs, is recorded at the time deliveries or customer acceptances are made and Coltec has the contractual right to bill.

     COSTS IN EXCESS OF NET ASSETS ACQUIRED: It is Coltec's policy to amortize the excess costs arising from acquisitions on a straight-line basis over periods not to exceed 40 years. Excess costs arising from all completed acquisitions are being amortized on a straight-line basis over a 40 year period. At December 31, 1993 and 1992, accumulated amortization was $52,063,000 and $47,036,000, respectively. In evaluating the value and future benefits of the excess costs arising from acquisitions, the recoverability from operating income is measured. Under this approach, the carrying value would be reduced if it is probable that management's best estimate of future operating income from related operations before amortization will be less than the carrying amount of the excess costs arising from acquisitions over the remaining amortization period.

     SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE: In November 1991, Coltec increased the amount of authorized common stock to 100,000,000 shares and decreased the par value of the preferred stock and the common stock to $.01 per share. In January 1992, Coltec effected a 250,000 for 1 split of its common stock. Reference is made to Note 2 for information relating to the Recapitalization.

     In November 1993, all the shareholders of Coltec Holdings Inc. ("Holdings"), the former parent company of Coltec, exchanged their shares of common stock of Holdings for 35.5% or 24,830,000 shares of common stock of Coltec. Reference is made to Note 13 for information relating to the Holdings Reorganization.

     Earnings per common share are computed by dividing earnings by the weighted average number of common and common equivalent shares outstanding during
     each period.   Common equivalent shares are shares issuable on the exercise of stock options and shares of restricted stock, net of shares assumed to have been purchased using the treasury stock method. All applicable share and per share data has been adjusted for the 250,000 for 1 split.

     IMPACT OF NEW ACCOUNTING STANDARDS: Coltec adopted Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109, "Accounting for Income Taxes", effective January 1, 1993; and No. 112, "Employers' Accounting for Postemployment Benefits", effective January 1, 1994. The adoption of these standards did not have a material effect on Coltec's results of operations and financial condition.

     Based on preliminary analyses, Coltec does not expect that the future adoption of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" and No. 115, "Accounting for Certain Investments in Debt and Equity Securities", will have a material effect on Coltec's results of operations and financial condition.

2.   RECAPITALIZATION

     On April 1, 1992, Coltec completed a plan of recapitalization which included its initial public offering of 44,275,000 shares of Coltec common stock for net proceeds of $625,575,000 (the "Equity Offering") and the public offering of $200,000,000 aggregate principal amount of its 9-3/4% senior notes due 2000 and of $250,000,000 aggregate principal amount of its 10-1/4% senior subordinated notes due 2002 (the "Note Offerings").
     Coltec's recapitalization consisted of (i) the Equity Offering, the net proceeds of which were used to redeem all of the outstanding $355,493,000 aggregate principal amount of 12-1/2% senior subordinated debentures due 1997-2001 at 106.25% of principal amount, together with accrued interest to the date of redemption (the "12-1/2% Debenture Redemption") and to repay the outstanding $225,000,000 indebtedness under the Letter of Credit and Revolving Credit Facility Agreement (the "1989 Credit Agreement"), (ii) bank borrowings under a Term and Working Capital Facility (the "1992 Credit Agreement") of which $429,772,000 was initially drawn down, and (iii) the Note Offerings. Proceeds from the 1992 Credit Agreement and the Note Offerings were used (a) to retire a dividend note payable from Coltec to Holdings, the proceeds of which were used by Holdings to effect its tender offer for the outstanding Holdings 14-3/4% senior discount debentures (the "Holdings Debentures") ($881,000,000 aggregate principal amount and $733,115,000 accreted value) (the "Debt Tender Offer"), the related consent solicitation and the redemption of the Holdings preferred stock (the "Preferred Stock Redemption"), (b) to repay the remaining indebtedness outstanding under the 1989 Credit Agreement not repaid from the proceeds of the Equity Offering and (c) to pay fees and expenses in connection with the foregoing transactions (the "Recapitalization").

     In connection with the Recapitalization, Coltec incurred extraordinary charges in the second quarter 1992 of $105,347,000, net of a $28,000,000 tax benefit. The extraordinary charges were primarily payment of premiums and expenses, and write-off of deferred financing costs resulting from early retirement of debt.

     Pursuant to the Recapitalization, the consolidated statement of earnings for the year ended December 31, 1991 and for the first quarter 1992 reflect the interest and finance cost related to the outstanding Holdings Debentures because the net proceeds of the Note Offerings and the 1992 Credit Agreement were used to repay such indebtedness.

3.   RESTRUCTURING CHARGE

     Coltec recorded a restructuring charge of $25,219,000 in the second quarter 1993 to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force, primarily in the Aerospace/ Government segment, as well as at Central Moloney Transformer Division.


4.   EXTRAORDINARY ITEM

     In 1993, Coltec incurred extraordinary charges of $17,792,000, net of a $9,581,000 tax benefit, in connection with debt refinancings and the early retirement of debt, including $14,675,000, net of a $7,902,000 tax benefit, from a debt refinancing completed in January 1994. Reference is made to
     Note 16 for information on the refinancing.

     In 1992, Coltec incurred extraordinary charges of $105,347,000, net of a $28,000,000 tax benefit, in connection with the Recapitalization and extraordinary charges of $1,583,000, net of a $816,000 tax benefit, in connection with a debt refinancing and early retirement of debt. Reference is made to Note 2 for information on the Recapitalization. In 1991, Coltec recognized an extraordinary gain of $591,000, net of taxes of $305,000, in connection with the early retirement of debt.


5.   INCOME TAXES

     Effective January 1, 1993, Coltec adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires that the deferred tax provision be determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

     The significant components of deferred tax assets and liabilities at December 31, 1993 and 1992 were as follows:


     (In thousands)                                      1993                          1992
     -------------------------------------------------------------------------------------------------
                                                Deferred      Deferred        Deferred      Deferred
                                                   Tax           Tax             Tax           Tax
                                                 Assets      Liabilities       Assets      Liabilities
                                                --------     -----------      --------     -----------

     Excess tax over book depreciation          $    --       $(32,049)       $    --       $(34,001)
     Recognition of income on contracts
       reported on different methods for
       tax and financial reporting                   --        (30,068)            --        (31,256)
     Employee benefit plans                      31,057             --         29,408             --
     Administrative and general expenses
       period costed for tax purposes                --         (8,357)            --        (10,454)
     Foreign tax credit carryforwards            29,000             --         19,000             --
     Other                                       28,910             --         26,267             --
                                                -------       --------        -------       --------
                                                 88,967        (70,474)        74,675        (75,711)
     Less -- Valuation allowance                (29,000)            --        (19,000)            --
                                                -------       --------        -------       --------
     Total deferred taxes                       $59,967       $(70,474)       $55,675       $(75,711)
                                                -------       --------        -------       --------
                                                -------       --------        -------       --------

     The valuation allowance is attributable to foreign tax credit carryforwards which expire in the years 1994 through 1998.

     Domestic and foreign components of earnings before income taxes and extraordinary item were as follows:


     (In thousands)                     1993           1992           1991
     -----------------------------------------------------------------------

     Domestic                        $ 71,126       $ 67,217       $(11,758)
     Foreign                           30,393         40,043         42,267
                                     --------       --------       --------
     Total                           $101,519       $107,260       $ 30,509
                                     --------       --------       --------
                                     --------       --------       --------


     Provision for income taxes was as follows:


     (In thousands)                      1993           1992           1991
     -----------------------------------------------------------------------

     Current --
     Domestic                        $ 36,254       $ 43,026       $ (5,575)
     Foreign                            9,568         17,596         17,926
                                     --------       --------       --------
                                       45,822         60,622         12,351
                                     --------       --------       --------

     Deferred --
     Domestic                         (11,553)       (14,527)        16,187
     Foreign                            2,024         (3,518)          (238)
                                     --------       --------       --------
                                       (9,529)       (18,045)        15,949
                                     --------       --------       --------
     Total                           $ 36,293       $ 42,577       $ 28,300
                                     --------       --------       --------
                                     --------       --------       --------


     Reconciliation of tax at the U.S. statutory income tax rate, 35% in 1993 and 34% in 1992 and 1991, to the provision for income taxes was as follows:


     (In thousands)                                    1993           1992           1991
     ---------------------------------------------------------------------------------------

     Tax at U.S. statutory rate                      $35,532        $36,468        $10,373
     Tax cost (benefit)--
       Repatriation of non-U.S. earnings               3,201          4,600          8,662
       Non-U.S. rate differential                        954          1,708          3,317
       Adjustment of reserves                         (6,692)        (2,636)        (1,663)
       Unutilized operating losses                        --             --          5,245
       Other (not individually significant)            3,298          2,437          2,366
                                                     -------        -------        -------
     Provision for income taxes                      $36,293        $42,577        $28,300
                                                     -------        -------        -------
                                                     -------        -------        -------
     Effective tax rate                                35.75%          39.7%          92.8%
                                                       -----           ----           ----
                                                       -----           ----           ----


     The provisions, prior to the disaffiliation noted below, were determined pursuant to the tax sharing procedure between Coltec and Holdings and would have been the same if determined by Coltec on a separate group basis.

     Holdings subsequent to its disaffiliation from Coltec realized during the fourth quarter of 1992, the benefit of unutilized operating losses for 1991 by filing a refund claim based on the carryback of such losses.

     As a consequence of the Recapitalization, Coltec became disaffiliated from Holdings. For 1991 and the first quarter of 1992, Coltec and all of its 80% or greater owned U.S. subsidiaries ("Coltec Separate Group") joined with Holdings in the filing of consolidated U.S. federal income tax returns with Holdings as the parent company. For the nine month period ended December 31, 1992, Coltec Separate Group filed a consolidated U.S. federal income tax return with Coltec as the parent company. During the periods of affiliation with Holdings, Coltec's portion of the resulting tax liability for each of the periods was the lesser of (i) Coltec's tax liability determined on a Coltec Separate Group basis, or (ii) Coltec's ratable share of Holdings' consolidated tax liability, including, pursuant to the tax sharing procedure between Coltec and Holdings, part of the determined tax benefits from Holdings' losses. Upon consummation of the Recapitalization, the tax sharing procedure was terminated and Coltec and Holdings entered into a Tax Disaffiliation Agreement. On November 18, 1993, Holdings became a wholly owned subsidiary of Coltec. Reference is made to Note 13 for information relating to the Holdings Reorganization.

     The excess of Coltec's U.S. federal income tax liability, for each period of affiliation with Holdings, determined in accordance with the tax sharing procedure, over its U.S. federal income tax liability if determined on a separate group basis was paid to Holdings and is included as a distribution to Holdings in the Consolidated Statement of Shareholders' Equity.

6.   LONG-TERM DEBT


     (In thousands)                                   1993           1992
     ----------------------------------------------------------------------

     1992 Credit Agreement - 7.5%*                $  308,618     $  350,922
     9-3/4% senior notes due 1999                    150,000        150,000
     9-3/4% senior notes due 2000                    200,000        200,000
     11-1/4% debentures due 1996-2015                 91,625        141,625
     10-1/4% senior subordinated notes due 2002      250,000        250,000
     Other due 1994-2010                              33,389         29,548
                                                  ----------     ----------
                                                   1,033,632      1,122,095
     Less - Amounts due within one year                1,543         48,645
                                                  ----------     ----------
                                                  $1,032,089     $1,073,450
                                                  ----------     ----------
                                                  ----------     ----------

     ---------------
     *  Indicates average interest rate for 1993.


     a) In connection with the Recapitalization, Coltec entered into the 1992 Credit Agreement with various banks. The 1992 Credit Agreement consisted of a $404,772,000 term loan facility and a $160,000,000 revolving loan facility. In addition, up to $85,000,000 of letters of credit could be issued under or outside the facility. At December 31, 1993, $259,618,000 and $49,000,000 of borrowings were outstanding under the term loan and revolving loan facilities, respectively; and $43,608,000 of letters of credit had been issued. In January 1994, Coltec completed a bank refinancing that resulted in the repayment of the 1992 Credit Agreement. Reference is made to Note 16 for information on the refinancing.

          Interest on borrowings under the 1992 Credit Agreement was computed, at Coltec's option, at an annual rate equal to (i) the base rate plus
          1.5% or (ii) the Eurodollar rate plus 2.75%.   The base rate was the
          higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (y) the prime lending rate, as in effect from time to time. Letter of credit fees of 3% were payable on outstanding letters of credit and a commitment fee of 1/2 of 1% was payable on the unutilized revolving loan facility.

          The 1992 Credit Agreement contained various restrictions and conditions including a fixed charge coverage ratio, current ratio, leverage ratio and cash flow coverage ratio. In addition, the 1992 Credit Agreement limited or restricted purchases of Coltec's common stock, payment of dividends, capital expenditures, the incurrence of additional indebtedness, mergers, asset acquisitions and dispositions, investments, prepayment of other debt and transactions with affiliates. At December 31, 1993, Coltec was in compliance with the above covenants.

     b) The 9-3/4% senior notes due 1999 are not redeemable prior to maturity on November 1, 1999.

     c) The 9-3/4% senior notes due 2000 were issued in connection with the Recapitalization and are not redeemable prior to maturity on April 1, 2000.

     d) The 10-1/4% senior subordinated notes were issued in connection with the Recapitalization and are redeemable at the option of Coltec on or after April 1, 1997 at 105.125% of par, declining to 100% of par on or after April 1, 1999.

     e) Coltec has purchased in the open market and redeemed $58,375,000 principal amount of its 11-1/4% debentures. The remaining 11-1/4% debentures are redeemable at the option of Coltec at 106.750% of par, declining to 100% of par on or after December 1, 2005. Mandatory annual sinking fund payments of $7,125,000 beginning December 1, 1996 are calculated to retire 90% of the debentures prior to maturity. Coltec, at its option, may redeem up to an additional $14,250,000 annually, beginning December 1, 1996 through 2014.

     f)   At December 31, 1993 and 1992, $1,550,000 and $9,550,000,
          respectively, of defeased notes have been offset against trustee funds included in other assets in the Consolidated Balance Sheet. The defeased notes include $1,550,000 at both December 31, 1993 and 1992 of 9-7/8% industrial revenue bonds issued in 1980 and $8,000,000 at December 31, 1992 of 9-3/4% senior promissory notes issued in 1976.

     g) The amounts payable under capital lease obligations as of December 31, 1993 were as follows:


          (In thousands)
          ------------------------------------------------------------

          1994                                                 $ 1,333
          1995                                                   1,333
          1996                                                   1,333
          1997                                                   1,333
          1998                                                   1,288
          Remainder                                             28,397
                                                               -------
          Total minimum lease payments                          35,017
          Less - Amount representing interest                   17,399
                                                               -------
          Total minimum lease payments at present value,
            included in long-term debt                         $17,618
                                                               -------
                                                               -------


     h) Minimum payments on long-term debt, after reflecting the bank refinancing completed in January, 1994, due within five years from December 31, 1993 are as follows:


          (In thousands)
          ------------------------------------------------------------

          1994                                                 $ 1,543
          1995                                                     941
          1996                                                     522
          1997                                                  50,750
          1998                                                  50,814


7.   FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of Coltec's financial instruments:

     CASH AND CASH EQUIVALENTS: The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturity of the investments.

     ACCOUNTS AND NOTES RECEIVABLE, OTHER: The carrying amount of accounts and notes receivable, other approximates fair value due to the short-term nature of the receivables.

     LONG-TERM RECEIVABLES AND INVESTMENTS: The fair value of certain long-term receivables and investments is based on quoted market prices for similar publicly traded securities or on the present value of estimated future cash flows.

     LONG-TERM DEBT: The fair value of Coltec's publicly traded long-term debt is based on the quoted market prices for such debt and for non-publicly traded long-term debt, on quoted market prices for similar publicly traded debt. The fair value of interest rate swap agreements is based on quotes from commercial banks.

     The estimated fair value of Coltec's financial instruments at December 31, 1993 and 1992 is as follows:


                                                            1993                           1992
                                                  -------------------------     --------------------------
                                                   Carrying         Fair         Carrying         Fair
     (In thousands)                                  Value          Value          Value          Value
     -----------------------------------------------------------------------------------------------------

     Cash and cash equivalents                    $    5,749     $    5,749     $    7,155     $    7,155
     Accounts and notes receivable, other             41,051         41,051          4,959          4,959
     Long-term receivables and
       investments --
       Practical to estimate fair value               38,041         38,041         17,479         17,466
       Not practical to estimate fair value           21,759             --         63,928             --
     Long-term debt                                1,033,632      1,082,164      1,122,095      1,153,820


     It was not practicable to obtain independent estimates of the fair value of Coltec's minority interest, consisting principally of preferred stock, in Crucible Materials Corporation ("Crucible"), a private corporation in 1993 and 1992, or of the receivable from insurance carriers for asbestos product liability claims and related litigation costs in 1992 without incurring excessive costs. The $21,759,000 carrying value of the investment in Crucible at December 31, 1993 and 1992, and the $42,169,000 receivable from insurance carriers at December 31, 1992 are included in other assets in the Consolidated Balance Sheet. Reference is made to Note 15 for information relating to the receivable from insurance carriers.

     It is Coltec's policy to enter into forward exchange contracts to hedge U.S. dollar denominated sales, under long-term contracts, of certain foreign subsidiaries. Coltec does not engage in speculation. Coltec's foreign exchange contracts do not subject Coltec to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the sales and related receivables being hedged. At December 31, 1993 and 1992 Coltec had $251,610,000 and $298,990,000, respectively, of forward exchange contracts, denominated in Canadian dollars, which had a fair value of $240,131,000 and $283,240,000, respectively, based on quotes from commercial banks. The contracts have varying maturities with none exceeding five years.

     As of December 31, 1993, Coltec has outstanding interest rate swap agreements with major financial institutions having a total notional principal amount of $150,000,000, an average fixed interest rate of 6.34% and an average remaining life of 1-1/4 years, the fair values of which are $4,522,000. Interest rate swap agreements effectively hedge interest rate exposures and, as such, the differential to be paid or received is accrued and recognized in interest expense as market interest rates change. Gains or losses, on the termination of an interest rate swap agreement which has been an effective hedge, are deferred and amortized over the remaining original life of the swap when the underlying debt is not extinguished, or are recognized in the period when the underlying debt is extinguished. Coltec has an outstanding contingent liability for guaranteed debt and lease payments of $27,140,000, and letters of credit, other than with respect to guaranteed debt, of $40,733,000. It was not practical to obtain independent estimates of the fair values for the contingent liability for guaranteed debt and lease payments and for letters of credit without incurring excessive costs. In the opinion of management, nonperformance by the other parties to the interest rate swap agreements and the contingent liabilities will not have a material effect on Coltec's results of operations and financial condition.


8.   STOCK OPTION AND INCENTIVE PLAN

     On March 19, 1992, Coltec adopted the 1992 Stock Option and Incentive Plan (the "Option Plan"). The Option Plan provides for the granting of incentive stock rights, stock options, stock appreciation rights, restricted stock and dividend equivalents to officers and key employees. The number of shares that may be issued under the Option Plan may not exceed 3,000,000 shares of common stock. Stock options outstanding under the Option Plan were granted at a price equal to 100% of the market price on the date of grant and are exercisable in annual installments of 20%, commencing one year from date of grant.

     Information on stock options for the two years ended December 31, 1993 is as follows:


                                                                   Option
                                                    Number       Price Range
                                                   of Shares      Per Share
               -------------------------------------------------------------

               Outstanding January 1, 1992                --          --
               Granted                             2,015,000    $15.00-18.25
               Exercised                                  --          --
               Canceled                                   --          --
               -------------------------------------------------------------
               Outstanding December 31, 1992       2,015,000     15.00-18.25
               Granted                               290,000     16.38-18.75
               Exercised                             (5,000)        15.00
               Canceled                             (40,000)        15.00
               -------------------------------------------------------------
               Outstanding December 31, 1993       2,260,000     15.00-18.75
               -------------------------------------------------------------
               Exercisable December 31:
                    1992                                  --         --
                    1993                             398,000     15.00-18.25
               -------------------------------------------------------------


     In addition to the granting of stock options, Coltec has granted shares of restricted stock under the Option Plan. Restrictions on certain shares lapse in annual installments of 33-1/3% commencing one and three years from date of grant. Restrictions on the remaining shares lapse 100% three years from the date of grant. The unearned compensation resulting from the grant of restricted shares is reported as a reduction to shareholders' equity in the Consolidated Balance Sheet and is being charged to earnings over the period the restricted shares vest.

     Information on restricted stock for the two years ended December 31, 1993 is as follows:


                                                        Number of Shares
                                                     ----------------------
                                                       1993           1992
     ----------------------------------------------------------------------

     Outstanding January 1                           578,464             --
     Granted                                          89,877        578,464
     Restrictions expired                            (99,772)            --
     Forfeited                                       (14,309)            --
     ----------------------------------------------------------------------
     Outstanding December 31                         554,260        578,464
     ----------------------------------------------------------------------


     Shares available for grant at December 31, 1993 and 1992 under the Option Plan were 66,659 and 406,536, respectively.


9.   PENSION AND RETIREMENT PLANS

     Coltec and certain of its subsidiaries have in effect, for substantially all U.S. employees, pension plans under which funds are deposited with trustees. The benefits under these plans are based primarily on years of service and either final average salary or fixed amounts for each year of service. Coltec's funding policy is consistent with the funding requirements of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. Plan assets consist principally of publicly traded equity and fixed-income securities.

     Pension coverage for employees of the non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, or through book reserves.

     In a number of the pension plans, the plan assets exceed the accumulated benefit obligations ("overfunded plans"); and in the remainder of the plans, the accumulated benefit obligations exceed the plan assets ("underfunded plans").

     As of December 31, 1993 and 1992, the status of Coltec's pension plans was as follows:


                                                                            1 9 9 3                      1 9 9 2 *
                                                                  --------------------------    --------------------------
                                                                  OVERFUNDED     UNDERFUNDED    OVERFUNDED     UNDERFUNDED
     (IN THOUSANDS)                                                  PLANS          PLANS          PLANS          PLANS
     ---------------------------------------------------------------------------------------------------------------------

     Actuarial present value of projected benefit
        obligation, based on employment service
        to date and current salary levels:
        Vested employees                                           $246,597       $115,724       $229,120       $103,126
        Nonvested employees                                           7,040          6,447          6,718          5,781
                                                                   --------       --------       --------       --------
        Accumulated benefit obligation                              253,637        122,171        235,838        108,907
        Additional amounts related to
           projected salary increases                                21,060            436         22,982          3,162
                                                                   --------       --------       --------       --------
        Total projected benefit obligation                          274,697        122,607        258,820        112,069
                                                                   --------       --------       --------       --------

     Assets available for benefits:
        Funded assets                                               305,411         82,421        293,921         82,839
        Accrued pension expense, per books                            1,069         40,614          4,542         27,549
                                                                   --------       --------       --------       --------
        Total assets                                                306,480        123,035        298,463        110,388
                                                                   --------       --------       --------       --------
     Assets in excess of (less than)
        projected benefit obligation                               $ 31,783       $    428       $ 39,643       $ (1,681)
                                                                   --------       --------       --------       --------
                                                                   --------       --------       --------       --------

        Consisting of:
           Unamortized net asset existing
              at date of adoption of FAS No. 87                    $  2,492       $ 19,098       $  1,526       $ 10,508
           Unrecognized net gain (loss)                              34,589        (11,813)        43,613         (6,244)
           Unrecognized prior service cost                           (5,298)        (6,857)        (5,496)        (5,945)
                                                                   --------       --------       --------       --------
                                                                   $ 31,783       $    428       $ 39,643       $ (1,681)
                                                                   --------       --------       --------       --------
                                                                   --------       --------       --------       --------

     ---------------
     *    Restated to reflect funding classification as of December 31, 1993.


     For U.S. plans, discount rates of 7.5% and 8.0% were used as of December 31, 1993 and 1992, respectively, for the valuation of the actuarial present value of benefit obligations.

     In accordance with the requirements of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", Coltec recorded a minimum pension liability for underfunded plans. The minimum liability is equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recorded as either an intangible asset or a reduction of shareholders' equity. As of December 31, 1993, Coltec recorded a $13,571,000 additional minimum liability, included in other liabilities in the Consolidated Balance Sheet, a $7,102,000 intangible asset, included in other assets in the Consolidated Balance Sheet, and a $4,205,000 charge to shareholders' equity, net of a $2,264,000 tax benefit.

     Assumptions as of January 1 used to develop the net periodic pension cost for U.S. plans were:

                                                         1993   1992   1991
          -----------------------------------------------------------------
          Discount rate for benefit obligations          8.0%   8.0%   8.5%
          Expected long-term rate of return on assets    8.5%   8.5%   8.5%
          Rate of increase in compensation levels        5.0%   6.0%   6.0%

     For non-U.S. plans, which were not material, similar economic assumptions were used.

     The components of net periodic pension cost were as follows:


          (In thousands)                                              1993           1992           1991
          ------------------------------------------------------------------------------------------------

          Service cost - benefits earned                           $  9,423       $  9,947       $  9,087
          Interest cost on projected benefit obligation              28,496         27,993         26,511
          Actual return on assets                                    (7,770)          (233)       (32,541)
          Amortization and deferral, net                            (30,968)       (38,394)        (1,282)
                                                                   --------       --------       --------
          Net periodic pension cost (credit)                       $   (819)      $   (687)      $  1,775
                                                                   --------       --------       --------
                                                                   --------       --------       --------


     For discontinued operations, Coltec's total projected benefit obligation at December 31, 1993 and 1992 was $263,751,000 and $263,660,000, respectively, and is fully funded. Interest accrued for 1993, 1992 and 1991 on the projected benefit obligation was $20,450,000, $21,555,000, and $24,200,000, respectively, and was fully offset by return on assets resulting in no net periodic cost.


10.  OTHER POSTRETIREMENT BENEFITS

     Coltec provides health care and life insurance benefits to its eligible retired employees, principally in the United States. Effective January 1, 1993, Coltec adopted Statement of

     Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", ("FAS 106") using the delayed recognition transition option whereby the transition obligation is being amortized on a straight-line basis over 20 years. FAS 106 requires that the cost of postretirement benefits be recognized in the financial statements during the years the employees provide services. Prior to 1993, Coltec recognized the cost of postretirement benefits by expensing the premiums, net of retiree contributions.

     Coltec's accumulated postretirement benefit obligation, none of which is funded, and the postretirement benefit cost liability at December 31, 1993 and January 1, 1993 were as follows:


                                                                  December 31,    January 1,
          (In thousands)                                              1993           1993
          ----------------------------------------------------------------------------------

          Actuarial present value of projected accumulated
            postretirement benefit obligation
              Retirees                                             $ 17,511       $ 16,390
              Fully eligible active participants                      4,613          3,987
              Other active participants                               3,441          3,546
                                                                   --------       --------
              Total                                                  25,565         23,923

          Unamortized transition obligation                         (22,727)       (23,923)
          Unrecognized net loss                                      (1,482)            --
          Postretirement benefit cost liability                    --------       --------
                                                                   $  1,356       $     --
                                                                   --------       --------
                                                                   --------       --------


     The components of postretirement benefit cost for the year ended December 31, 1993 were as follows:


          (In thousands)
          ---------------------------------------------------------------------

          Service cost - benefits earned                                 $  249
          Interest cost on accumulated postretirement benefit obligation  1,838
          Amortization of transition obligation                           1,196
          Postretirement benefit cost                                    ------
                                                                         $3,283
                                                                         ------
                                                                         ------


     Discount rates of 7.5% and 8.0% were used in determining the accumulated postretirement benefit obligation at December 31, 1993 and January 1, 1993, respectively. The health care cost trend rates used in determining the accumulated postretirement benefit obligation at December 31, 1993 were 13.1% in 1994 gradually declining to 5.0% in 2005. The effect of a 1% increase in the health care cost trend rates in each year would be to increase the total service and interest cost components of the postretirement benefit cost for 1993 by $234,000 and to increase the accumulated postretirement benefit obligation at December 31, 1993 by $1,800,000.

11.  SEGMENT INFORMATION

     Coltec's financial results are reported in three industry segments:
     Aerospace/Government, Automotive, and Industrial.

     Information on sales and operating income by industry segment for the years 1993, 1992 and 1991 included on page 10 in the Management's Discussion and Analysis of Financial Condition and Results of Operations is incorporated herein by reference.

     Information on total assets; depreciation of property, plant and equipment; and capital expenditures by industry segment for the three years ended December 31, 1993 is as follows:


          (In millions)                                               1993           1992           1991
          -----------------------------------------------------------------------------------------------

          Total assets:
               Aerospace/Government                                  $386.2         $388.7         $410.0
               Automotive                                             124.6          118.6          123.3
               Industrial                                             180.1          186.7          189.8
               Corporate unallocated                                  115.5          134.8          111.1
                                                                     ------         ------         ------
                    Total                                            $806.4         $828.8         $834.2
                                                                     ------         ------         ------
                                                                     ------         ------         ------

          Depreciation of property, plant and equipment:
               Aerospace/Government                                  $ 16.1         $ 17.3         $ 18.4
               Automotive                                               7.4            7.9            8.7
               Industrial                                               9.5            9.9            9.6
               Corporate unallocated                                     .2             .2             .2
                                                                     ------         ------         ------
                    Total                                            $ 33.2         $ 35.3         $ 36.9
                                                                     ------         ------         ------
                                                                     ------         ------         ------

          Capital expenditures:
               Aerospace/Government                                  $ 21.8         $ 13.3         $ 14.2
               Automotive                                               9.6            6.5            5.7
               Industrial                                               7.2            5.2            6.3
                                                                     ------         ------         ------
                    Total                                            $ 38.6         $ 25.0         $ 26.2
                                                                     ------         ------         ------
                                                                     ------         ------         ------


     Information by geographic segment for the three years ended December 31, 1993 is as follows:


                                                                   Operating         Total
          (In millions)                                              Sales          Income         Assets
          ------------------------------------------------------------------------------------------------

          1993
          Domestic operations                                      $1,155.4         $215.9         $619.4
          Foreign operations                                          206.7           30.2          207.6
          Intersegment elimination                                    (27.3)            --         (136.1)
                                                                   --------         ------         ------
          Total segments                                            1,334.8          246.1          690.9
          Corporate unallocated                                          --          (34.4)         115.5
                                                                   --------         ------         ------
               Total                                               $1,334.8         $211.7         $806.4
                                                                   --------         ------         ------
                                                                   --------         ------         ------

          1992
          Domestic operations                                      $1,160.8         $228.3         $623.7
          Foreign operations                                          232.8           43.3          217.4
          Intersegment elimination                                    (24.9)            --         (147.1)
                                                                   --------         ------         ------
          Total segments                                            1,368.7          271.6          694.0
          Corporate unallocated                                          --          (28.5)         134.8
                                                                   --------         ------         ------
               Total                                               $1,368.7         $243.1         $828.8
                                                                   --------         ------         ------
                                                                   --------         ------         ------

          1991
          Domestic operations                                      $1,132.9         $204.3         $632.2
          Foreign operations                                          264.3           44.8          224.0
          Intersegment elimination                                    (24.2)            --         (133.1)
                                                                   --------         ------         ------
          Total segments                                            1,373.0          249.1          723.1
          Corporate unallocated                                          --          (20.1)         111.1
                                                                   --------         ------         ------
               Total                                               $1,373.0         $229.0         $834.2
                                                                   --------         ------         ------
                                                                   --------         ------         ------


12.  SUPPLEMENTARY EARNINGS INFORMATION

     The following costs and expenses are included in the Consolidated Statement of Earnings:

          (In thousands)                                              1993           1992           1991
          -----------------------------------------------------------------------------------------------

          Maintenance                                               $25,363        $27,444        $28,651
                                                                    -------        -------        -------
          Taxes, other than federal income taxes
            Payroll                                                  28,700         28,764         28,725
                                                                    -------        -------        -------
            Property                                                  4,764          4,793          4,745
                                                                    -------        -------        -------
            State and local                                           4,785          5,195          4,427
                                                                    -------        -------        -------
          Rent                                                       12,235         12,849         12,803
                                                                    -------        -------        -------
          Research and development costs                             22,079         22,947         23,773
                                                                    -------        -------        -------

13.  RELATED PARTY TRANSACTIONS

     On November 18, 1993, Holdings became a wholly owned subsidiary of Coltec as a result of the exchange by all of the Holdings shareholders of their shares of common stock of Holdings for 35.5% or 24,830,000 shares of common stock of Coltec (the "Holdings Reorganization") in a transaction accounted for as a purchase. The net assets acquired consisted primarily of 25,000,000 shares of common stock of Coltec and $26,700,000 of cash. Immediately before this exchange, Holdings owned 35.7% or 25,000,000 shares of common stock of Coltec. The 25,000,000 shares of common stock of Coltec which Holdings owned before this exchange and continues to own after the exchange are reported in the Consolidated Balance Sheet as a reduction of the total common shares issued. Expenses of $1,500,000 incurred in connection with this exchange were charged to capital in excess of par value. As a result of the exchange, Morgan Stanley Group Inc. became a direct shareholder of Coltec. In connection with an industrial revenue bond refinancing in 1993, Morgan Stanley & Co. Incorporated ("MS&Co."), a wholly owned subsidiary of Morgan Stanley Group Inc., received a fee of $309,000.

     During 1992, in connection with the Recapitalization, MS&Co. received a portion of the total underwriting commission of $36,527,000 in connection with the Equity Offering, an underwriting commission of $11,250,000 in connection with the Note Offerings, and fees of $1,049,000 as one of the dealer managers for the Debt Tender Offer. In addition, MS & Co. received an underwriting commission of $2,625,000 in connection with the offering of the 9-3/4% senior notes due 1999.

     During the two years ended December 31, 1992, MS&Co. acted as a dealer in the placement of a portion of Coltec's commercial paper and as one of the brokers in the purchase of Coltec's debentures.

14.  QUARTERLY SALES AND EARNINGS (UNAUDITED)

     The following table sets forth quarterly sales, gross profit and earnings for the three years ended December 31, 1993.


                                                                       Quarter
                                               ------------------------------------------------------
     (In thousands, except per share data)        1st            2nd            3rd            4th
     ------------------------------------------------------------------------------------------------

     1993
     Net sales                                 $339,934       $334,591       $316,077       $344,227
                                               --------       --------       --------       --------
     Gross profit                               107,903        107,729        104,585        109,148
                                               --------       --------       --------       --------
     Operating income                            54,967         37,040         56,800         62,902
                                               --------       --------       --------       --------
     Earnings before extraordinary item          17,490          6,013         18,490         23,233

     Extraordinary item                            (264)          (375)          (378)       (16,775)
                                               --------       --------       --------       --------
     Net earnings                                17,226          5,638         18,112          6,458
                                               --------       --------       --------       --------
     Earnings (loss) per common share
          Before extraordinary item                 .25            .09            .27            .33
          Extraordinary item                         --           (.01)          (.01)          (.24)
                                               --------       --------       --------       --------
          Net earnings                              .25            .08            .26            .09
                                               --------       --------       --------       --------



                                      F-24


                                                                       Quarter
                                               ------------------------------------------------------
     (In thousands, except per share data)        1st            2nd            3rd            4th
     ------------------------------------------------------------------------------------------------

     1992
     Net sales                                 $337,557       $359,973       $330,640       $340,533
                                               --------       --------       --------       --------
     Gross profit                                98,867        109,122        106,447        109,862
                                               --------       --------       --------       --------
     Operating income                            52,293         65,480         59,537         65,812
                                               --------       --------       --------       --------
     Earnings (loss) before
       extraordinary item                        (2,713)        23,280         19,905         24,211

     Extraordinary item                              --       (105,347)            --         (1,583)
                                               --------       --------       --------       --------
     Net earnings (loss)                         (2,713)       (82,067)        19,905         22,628
                                               --------       --------       --------       --------
     Earnings (loss) per common share
          Before extraordinary item                (.11)           .33            .29            .35
          Extraordinary item                         --          (1.51)            --           (.02)
                                               --------       --------       --------       --------
          Net earnings (loss)                      (.11)         (1.18)           .29            .33
                                               --------       --------       --------       --------

     1991
     Net sales                                 $337,087       $357,297       $338,205       $340,390
                                               --------       --------       --------       --------
     Gross profit                                95,362        107,176        102,951        100,699
                                               --------       --------       --------       --------
     Operating income                            48,934         58,988         64,098         57,000
                                               --------       --------       --------       --------
     Earnings (loss) before
       extraordinary item                        (2,263)         2,554          5,831         (3,913)

     Extraordinary item                             591             --             --             --
                                               --------       --------       --------       --------
     Net earnings (loss)                         (1,672)         2,554          5,831         (3,913)
                                               --------       --------       --------       --------
     Earnings (loss) per common share
          Before extraordinary item                (.09)           .10            .23           (.16)
          Extraordinary item                        .02             --             --             --
                                               --------       --------       --------       --------
          Net earnings (loss)                      (.07)           .10            .23           (.16)
                                               --------       --------       --------       --------

     ---------------
     Reference is made to Note 3 for restructuring charge, Note 4 for extraordinary item and Note 1 for earnings per share. Earnings (loss) per common share for the year ended December 31, 1992 does not equal the sum of earnings (loss) per common share for each of the four quarters of 1992 due to the Equity Offering.



15.  COMMITMENTS AND CONTINGENCIES

     Coltec and certain of its subsidiaries are liable for lease payments and are defendants in various lawsuits, including actions involving asbestos-containing products, certain environmental proceedings and a fraudulent conveyance action. With respect to asbestos product liability and related litigation costs, in 1993 two subsidiaries of Coltec received approximately 27,400 new lawsuits, with a comparable number of lawsuits received in 1992 and 1991. The subsidiaries made payments with respect to asbestos liability and related costs aggregating $38,677,000 in 1993, $39,810,000 in 1992 and $48,442,000 in
     1991, substantially all of which were covered by insurance.

     In May 1993, in a case in which neither Coltec nor any of its subsidiaries were parties, the Supreme Court of Pennsylvania confirmed that the continuous trigger theory of coverage was applicable to relevant insurance policies governed by Pennsylvania law and held that the insured could trigger any policy during the applicable policy period in full without allocating among all policies providing coverage and without allocating to the insured responsibility for policy periods in which there was insufficient coverage. Following such decision, agreement was reached by Coltec with certain of its insurers regarding the balance of Coltec's primary and most of its first-layer excess coverage and payments are being made in accordance with the agreement.

     Based on the favorable resolution of the primary and most of the first-layer excess coverage, Coltec anticipates that the continuous trigger theory of coverage should apply to the balance of Coltec's excess insurance. Therefore, Coltec believes that it is likely to have coverage for a substantial portion of foreseeable future asbestos-related actions and litigation costs, and has reflected payments made for asbestos product liability actions and related litigation costs, net of recoveries, as a receivable from its insurance carriers. At December 31, 1993, and 1992, the receivable balance was $59,535,000 and $42,169,000, respectively, and is included in other assets in the Consolidated Balance Sheet, except for the current portion at December 31, 1993, $35,838,000, which is in accounts and notes receivable, other.

     As of December 31, 1993, certain actions had been settled on a group basis with payments to be made to individual plaintiffs over periods of one to four years. In addition, in accordance with Coltec's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where Coltec can reasonably estimate the cost to dispose of these actions. Coltec estimates that the aggregate remaining cost of the disposition of the foregoing settled actions and actions in advanced stages of processing, including associated legal costs, is approximately $52,600,000 and expects that this cost will be substantially covered by insurance.

     As of December 31, 1993, the two subsidiaries were among a number of defendants in approximately 68,500 actions, including approximately 6,100 actions in advanced stages of processing as described above. As of December 31, 1992, the number of outstanding actions approximated that as of December 31, 1993. The remaining 62,400 outstanding actions as of December 31, 1993 are in preliminary procedural stages. Coltec lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty the liability or costs to Coltec. When asbestos actions are received they are typically forwarded to local counsel to ensure that the appropriate preliminary procedural response is taken. The complaints typically do not contain sufficient information to permit a reasonable evaluation as to their merits at the time of receipt, and in jurisdictions encompassing a majority of the outstanding actions the practice has been that little or no discovery or other action is taken until several months prior to the date set for trial. Accordingly, Coltec generally does not have the information necessary to analyze the actions in sufficient detail to estimate the ultimate liability or costs to Coltec, if any, until the actions appear on a trial calendar. A determination to seek dismissal, to attempt to settle or to proceed to trial is typically not made prior to the receipt of such information.

     It is also difficult to predict the number of asbestos lawsuits that Coltec's subsidiaries will receive in the future. Coltec has noted that, with respect to recently settled actions or actions in advanced stages of processing, the mix of the injuries alleged and the mix of the occupations of the plaintiffs are changing from those traditionally associated with Coltec's asbestos-related actions. Coltec is not able to determine with reasonable certainty whether this trend will continue. Based upon the foregoing, and due to the unique factors inherent in each of the actions, including the nature of the disease, the occupation of the plaintiff, the presence or absence of other possible causes of a plaintiff's illness, the availability of legal defenses, such as the statute of limitations or state of the art, and whether the lawsuit is an individual one or part of a group, management is unable to estimate with reasonable certainty the cost of disposing of outstanding actions in preliminary procedural stages or of actions that may be filed in the future. However, Coltec believes that it is in a favorable position compared to many other defendants because, among other things, the asbestos fibers in its asbestos-containing products were encapsulated. Considering the foregoing, as well as the experience of Coltec and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, and the significant amount of insurance coverage that Coltec expects to be available from its solvent carriers, Coltec believes that pending and reasonably anticipated future actions are not likely to have a material effect on Coltec's results of operations and financial condition. Although the insurance coverage that Coltec has is substantial, insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. Coltec's subsidiaries continue to be named as defendants in new cases.

     Effective in the first quarter of 1994, Coltec will adopt the requirements of Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." In accordance with Interpretation No. 39, Coltec will record an accrual for its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated, and will separately record an asset equal to the amount of such liabilities that is expected to be recovered by insurance. Accordingly, the liabilities and assets to be recorded in 1994 will relate only to settled actions and actions in advanced stages of processing, which approximated $52,600,000 as of December 31, 1993. Coltec does not expect that the adoption of Interpretation No. 39 will have a material effect on Coltec's results of operations and financial condition.

     Coltec has been notified that it is among the Potentially Responsible Parties ("PRPs") under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or similar state laws, for the costs of investigating, and in some cases remediating, contamination by hazardous materials at several sites. CERCLA imposes joint and several liability for the costs of investigating and remediating properties contaminated with hazardous materials. Liability for these costs can be imposed on present and former owners or operators of the properties or on parties who generated the wastes that contributed to the contamination. The process of investigating and remediating contaminated properties can be lengthy and expensive. The process is also subject to the uncertainties occasioned by changing legal requirements, developing technological applications and liability allocations among PRPs. Based on the progress to date in the investigation, cleanup and allocation of responsibility for these sites, Coltec has estimated that its costs in connection with all except one of these sites approximates $20,000,000 at December 31, 1993, and has accrued for this amount in the Consolidated Balance Sheet as of December 31, 1993. Although Coltec is pursuing insurance recovery in connection with certain of these matters, the accrual has not been reduced for potential recoveries from insurance companies or other third parties. In addition, Coltec has not recorded a receivable with respect to any potential recovery of costs in connection with any environmental matter. While progress toward the investigation, cleanup and responsibility allocation at the remaining site has not been sufficient to allow Coltec at this time to determine the extent of its potential financial responsibility, Coltec does not believe its costs in connection with such site will have a material effect on Coltec's results of operations and financial condition.

     On March 22, 1990, Coltec sold substantially all of the assets of Colt Firearms to the parent company of Colt's Manufacturing Company, Inc. (collectively with its parent company, "Colt's Manufacturing"), a company formed by a group of private investors, for cash and certain securities of Colt's Manufacturing. At December 31, 1993, Coltec's investment in Colt's Manufacturing was fully reserved.

     On March 18, 1992, Colt's Manufacturing filed a petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code, and on January 19, 1993, the Official Committee of Unsecured Creditors of Colt's Manufacturing Company, Inc. filed a fraudulent conveyance action against Coltec and other defendants. Coltec believes that it has adequately provided for any liabilities Coltec may incur with respect to Colt's Manufacturing and accordingly does not believe that the Chapter 11 filing, the associated financial condition of Colt's Manufacturing or the fraudulent conveyance action will have a material effect on Coltec's results of operations and financial condition.

     Under operating lease commitments, expiring on various dates after December 31, 1994, Coltec and certain of its subsidiaries are obligated as of December 31, 1993 to pay rentals totaling $28,283,000 as follows:
     $6,104,000 in 1994, $5,021,000 in 1995, $4,085,000 in 1996, $3,042,000 in
     1997, $2,796,000 in 1998, and $7,235,000 in later years.  These rent payments
     are before reduction for related sublease rental income of $1,375.000.


16.  SUBSEQUENT EVENT

     On January 11, 1994, Coltec entered into a $415,000,000 reducing revolving credit facility (the "1994 Credit Agreement"), with a syndicate of banks, which expires June 30, 1999. The facility also provides up to $100,000,000 for the issuance of letters of credit and will be reduced $50,000,000 on both January 11, 1997 and 1998. Obligations under the facility are secured by substantially all of Coltec's assets. Borrowings under the facility bear interest, at Coltec's option, at an annual rate equal to (i) the base rate or (ii) the Eurodollar rate plus 1%. The base rate is the higher of
     (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (y) the prime lending rate, as in effect from time to time. Letter of credit fees of 1% are payable on outstanding letters of credit and a commitment fee of 3/8 of 1% is payable on the unutilized facility.

     The facility contains various restrictions and conditions. The most restrictive of these require that the fixed charge coverage ratio be at least 2.25 to 1 for any period of four consecutive quarters to and including the fourth quarter of 1994 and thereafter 2.5 to 1. The ratio of current assets to current liabilities must be at least 1.25 to 1. In addition, the facility limits or restricts purchases of Coltec's common stock, payment of dividends, capital expenditures, indebtedness, liens, mergers, asset acquisitions and dispositions, investments, prepayment of certain debt and transactions with affiliates.

     Upon completion of the refinancing on January 11, 1994, borrowings of $324,000,000 were outstanding and letters of credit of $43,608,000 were issued under the 1994 Credit Agreement. The 1994 Credit Agreement was used to prepay indebtedness outstanding and replace letters of credit issued under the 1992 Credit Agreement. The remaining balance of the facility will be used for working capital and general corporate purposes. In December, 1993, Coltec recorded an extraordinary charge of $14,675,000, net of a $7,902,000 tax benefit, in connection with the early retirement of the 1992 Credit Agreement.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Board of Directors and Shareholders of Coltec Industries Inc:

We have audited the accompanying consolidated balance sheet of Coltec Industries Inc (a Pennsylvania corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coltec Industries Inc and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.




                                                     Arthur Andersen LLP



New York, N.Y.
January 24, 1994

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                                                October 2,         December 31,
                                                                                   1994                1993
                                                                                -----------        ------------
                                                                                (Unaudited)
                                                                               (In thousands, except share data)

                        A S S E T S
Current assets -
  Cash and cash equivalents                                                    $     9,500          $    5,749
  Accounts and notes receivable - net                                              184,357             161,521
  Inventories -
    Finished goods                                                                  42,555              39,206
    Work in process and finished parts                                             123,755             103,166
    Raw materials and supplies                                                      24,602              25,405
                                                                               -----------          ----------
                                                                                   190,912             167,777
  Deferred income taxes                                                             23,140              17,036
  Other current assets                                                              11,469               8,587
                                                                               -----------          ----------
      Total current assets                                                         419,378             360,670
Property, plant and equipment                                                      646,312             657,237
Less accumulated depreciation and amortization                                     430,577             431,908
                                                                               -----------          ----------
                                                                                   215,735             225,329
Costs in excess of net assets acquired, net of amortization                        131,205             132,550
Other assets                                                                        91,102              87,863
                                                                               -----------          ----------
                                                                               $   857,420          $  806,412
                                                                               -----------          ----------
                                                                               -----------          ----------

    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities -
  Current maturities of long-term debt                                         $       533          $    1,543
  Accounts payable                                                                  69,467              64,791
  Accrued expenses                                                                 150,465             127,208
  Current portion of liabilities of discontinued operations                          4,000               4,000
                                                                               -----------            --------
      Total current liabilities                                                    224,465             197,542
Long-term debt                                                                     986,280           1,032,089
Deferred income taxes                                                               31,039              27,543
Other liabilities                                                                  142,243             132,367
Liabilities of discontinued operations                                              28,445              42,361
Shareholders' equity -
  Preferred stock, $.01 par value, 2,500,000 shares
    authorized, shares outstanding - none                                               --                  --
  Common stock, $.01 par value, 100,000,000 shares authorized,
    70,016,384 and 69,943,341 shares issued at October 2, 1994 and December 31, 1993, respectively (excluding 25,000,000
    shares held by a wholly owned subsidiary)                                          700                 699
  Capital in excess of par value                                                   638,393             636,846
  Retained earnings (deficit)                                                   (1,184,594)         (1,251,465)
  Unearned compensation -- restricted stock awards                                  (4,392)             (5,552)
  Minimum pension liability                                                         (4,205)             (4,205)
  Foreign currency translation adjustments                                           1,181               1,077
                                                                               -----------          ----------
                                                                                  (552,917)           (622,600)
  Less: Cost of 131,949 and 179,309 shares of common stock
        in treasury at October 2, 1994 and December 31, 1993,
        respectively                                                                (2,135)             (2,890)
                                                                               -----------          ----------
                                                                                  (555,052)           (625,490)
                                                                               -----------          ----------
                                                                               $   857,420          $  806,412
                                                                               -----------          ----------
                                                                               -----------          ----------




The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF EARNINGS
                                   (Unaudited)


                                                       Nine Months Ended
                                                   -------------------------
                                                   October 2,     October 3,
                                                      1994           1993
                                                   ----------     ----------
                                                        (In thousands,
                                                    except per share data)

Net sales                                           $986,375       $990,602
                                                    --------       --------

Costs and expenses -
   Cost of sales                                     665,712        670,385
   Selling and administrative                        147,462        146,191
   Restructuring charge                                   --         25,219
                                                    --------       --------
   Total costs and expenses                          813,174        841,795
                                                    --------       --------

Operating income                                     173,201        148,807
Interest and debt expense, net                        66,853         83,449
                                                    --------       --------

Earnings before income taxes and
   extraordinary item                                106,348         65,358
Provision for income taxes                            38,285         23,365
                                                    --------       --------

Earnings before extraordinary item                    68,063         41,993
Extraordinary item                                    (1,192)        (1,017)
                                                    --------       --------

Net earnings                                        $ 66,871       $ 40,976
                                                    --------       --------
                                                    --------       --------

Earnings per common share -
   Before extraordinary item                        $    .98       $    .60
   Extraordinary item                                   (.02)          (.01)
                                                    --------       --------
   Net earnings                                     $    .96       $    .59
                                                    --------       --------
                                                    --------       --------

Weighted average number of common
   and common equivalent shares                       69,809         69,580
                                                    --------       --------
                                                    --------       --------




   The accompanying notes to financial statements are an integral part of this statement.

                     COLTEC INDUSTRIES INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Unaudited)


                                                                                 Nine Months Ended
                                                                            --------------------------
                                                                            October 2,      October 3,
                                                                               1994            1993
                                                                            ----------      ----------
                                                                                  (In thousands)

Cash flows from operating activities -
   Net earnings                                                              $ 66,871        $ 40,976
   Adjustments to reconcile net earnings to cash -
      Extraordinary item                                                        1,192           1,017
      Restructuring charge                                                         --          25,219
      Depreciation and amortization                                            32,695          37,583
      Deferred income taxes                                                     3,496         (10,438)
      Receivable from insurance carriers                                       19,946           2,540
      Payment of liabilities of discontinued operations                        (3,337)         (3,525)
      Other operating items                                                    (2,679)         (8,771)
                                                                             --------        --------
                                                                              118,184          84,601
                                                                             --------        --------
   Changes in assets and liabilities -
      Accounts and notes receivable                                           (22,223)        (16,123)
      Inventories                                                             (26,220)        (15,606)
      Deferred income taxes                                                    (6,104)          2,521
      Other current assets                                                     (3,161)         (2,631)
      Accounts payable                                                          7,181           4,882
      Accrued expenses                                                          2,518           1,653
                                                                             --------        --------
         Changes in assets and liabilities                                    (48,009)        (25,304)
                                                                             --------        --------
         Cash provided by operating activities                                 70,175          59,297
                                                                             --------        --------

Cash flows from investing activities -
   Capital expenditures                                                       (22,973)        (22,894)
   Other - net                                                                  1,123           6,501
                                                                             --------        --------
         Cash used in investing activities                                    (21,850)        (16,393)
                                                                             --------        --------

Cash flows from financing activities -
   Issuance of long-term debt                                                 331,000          43,952
   Payments of long-term debt                                                (375,574)        (79,388)
   Distribution to Holdings pursuant to tax sharing procedure                      --          (4,624)
                                                                             --------        --------
         Cash used in financing activities                                    (44,574)        (40,060)
                                                                             --------        --------

Cash and cash equivalents -
Increase                                                                        3,751           2,844
At beginning of period                                                          5,749           7,155
                                                                             --------        --------
At end of period                                                             $  9,500        $  9,999
                                                                             --------        --------
                                                                             --------        --------




The accompanying notes to financial statements are an integral part of this statement.

1. The unaudited financial statements, included herein, reflect in the opinion of Coltec Industries Inc ("Coltec") all normal recurring adjustments necessary to present fairly the financial position and results of operations, for the periods indicated. The unaudited financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information required by generally accepted accounting principles for complete financial statements. The consolidated balance sheet as of December 31, 1993 has been derived from the audited financial statements as of that date. For further information, refer to the financial statements and footnotes included in Coltec's annual report to shareholders for the year ended December 31, 1993.

2. In the first quarter of 1994, Coltec adopted the requirements of Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." In accordance with Interpretation No. 39, Coltec recorded its liabilities for asbestos-related matters that are deemed probable and can be reasonably estimated (settled actions and actions in advanced stages of processing), and separately recorded an asset equal to the amount expected to be recovered by insurance. In addition, Coltec has recorded a receivable for that portion of payments previously made for asbestos product liability actions and related litigation costs that is recoverable from its insurance carriers. Liabilities for asbestos related matters and the receivable from insurance carriers included in the Consolidated Balance Sheet are as follows:


                                                   October 2,    December 31,
                                                      1994           1993
                                                   ----------    ------------
                                                         (In thousands)

          Accounts and notes receivable -- net       $43,972        $35,838
          Other assets                                31,198         23,697
          Accrued expenses                            23,530             --
          Other liabilities                           18,953             --


3. Coltec recorded a restructuring charge of $25,219,000 in the second quarter 1993 to cover the cost of consolidation and rearrangement of certain manufacturing facilities and related reductions in work force by approximately 570 employees, primarily in the Aerospace/Government segment, as well as at Central Moloney.

     As of October 2, 1994, the objectives of the restructuring program were completed and the liability for the restructuring charge was fully utilized. During the nine months of 1994, the liability was reduced primarily by cash expenditures and there were no revisions in the original estimates.

4. Interest paid and federal and state income taxes paid and refunded were as follows:


                                                       Nine Months Ended
                                                   -------------------------
                                                   October 2,     October 3,
                                                      1994           1993
                                                   ----------     ----------
                                                         (In thousands)

          Interest paid                              $53,173        $83,424
          Income taxes:
             Paid                                     38,743         25,409
             Refunded                                  1,706          2,547


5. During the nine months 1994, Coltec incurred extraordinary charges of $1,192,000, net of a $642,000 tax benefit, in connection with the early retirement of debt.

     During the nine months 1993, Coltec incurred extraordinary charges of $1,017,000, net of a $548,000 tax benefit, in connection with a debt refinancing and the early retirement of debt.

6. On January 11, 1994, Coltec entered into a $415,000,000 reducing revolving credit facility (the "1994 Credit Agreement"), with a syndicate of banks, which expires June 30, 1999. The facility also provides up to $100,000,000 for the issuance of letters of credit and will be reduced $50,000,000 on both January 11, 1997 and 1998. Obligations under the facility are secured by substantially all of Coltec's assets. Borrowings under the facility bear interest, at Coltec's option, at an annual rate equal to (i) the base rate or (ii) the Eurodollar rate plus 1%. The base rate is the higher of
     (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate, and (y) the prime lending rate, as in effect from time to time. Letter of credit fees of 1% are payable on outstanding letters of credit and a commitment fee of 3/8 of 1% is payable on the unutilized facility.

     The facility contains various restrictions and conditions. The most restrictive of these require that the fixed charge coverage ratio be at least 2.25 to 1 for any period of four consecutive quarters to and including the fourth quarter of 1994 and thereafter 2.5 to 1. The ratio of current assets to current liabilities must be at least 1.25 to 1. In addition, the facility limits or restricts purchases of Coltec's common stock, payment of dividends, capital expenditures, indebtedness, liens, mergers, asset acquisitions and dispositions, investments, prepayment of certain debt and transactions with affiliates.

     Minimum payments on long-term debt, after reflecting the bank refinancing completed in January, 1994, due within five years from December 31, 1993, are as follows:


          (In thousands)
          ----------------------------------------

          1994                            $  1,543
          1995                                 941
          1996                                 522
          1997                              50,750
          1998                              50,814
          ----------------------------------------



7. Coltec and certain of its subsidiaries are defendants in various lawsuits, including actions involving asbestos-containing products and certain environmental proceedings. With respect to asbestos product liability and related litigation costs, as of October 2, 1994, two subsidiaries of Coltec were among a number of defendants (typically 15 to 40) in approximately 67,400 actions (including approximately 3,000 actions in advanced stages of processing) filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. Through October 2, 1994, approximately 107,200 of the approximately 174,600 total actions brought have been settled or otherwise disposed of.

     The damages claimed for personal injury or death vary from case to case and in many cases plaintiffs seek $1 million or more in compensatory damages and $2 million or more in punitive damages. Although the law in each state differs to some extent, it appears, based on advice of counsel, that liability for compensatory damages would be shared among all responsible defendants, thus limiting the potential monetary impact of such judgments on any individual defendant.

     Following a decision of the Pennsylvania Supreme Court, in a case in which neither Coltec nor any of its subsidiaries were parties, that held insurance carriers are obligated to cover asbestos-related bodily injury actions if any injury or disease process, from first exposure through manifestation, occurred during a covered policy period (the "continuous trigger theory of coverage"), Coltec settled litigation with its primary and most of its first-level excess insurance carriers, substantially on the basis of the Court's ruling. Coltec is currently negotiating with its remaining excess carriers to determine, on behalf of its subsidiaries, how payments will be made with respect to such insurance coverage for asbestos claims. Coltec is currently receiving payments pursuant to an interim agreement with certain of its excess carriers. Coltec believes that a final agreement can be achieved without litigation, and on substantially the same basis that it has resolved the issues with its primary and first-level excess carriers. Coltec believes it will have available to it a significant amount of coverage from its solvent carriers for asbestos claims.

     Settlements are generally made on a group basis with payments made to individual claimants over periods of one to four years. In the first nine months of 1994, two subsidiaries of Coltec received approximately 14,500 new actions. Payments were made with respect to asbestos liability and related costs aggregating $26,592,000 in the first nine months of 1994, substantially all of which were covered by insurance. In accordance with Coltec's internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions have progressed to a stage where Coltec can reasonably estimate the cost to dispose of these actions. As of October 2, 1994, Coltec estimates that the aggregate remaining cost of the disposition of the settled actions for which payments remain to be made and actions in advanced stages of processing, including associated legal costs, is approximately $42,483,000 and Coltec expects that this cost will be substantially covered by insurance.

     With respect to the 64,400 outstanding actions as of October 2, 1994 which are in preliminary procedural stages, Coltec lacks sufficient information upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to estimate with reasonable certainty the liability or costs to Coltec. When asbestos actions are received they are typically forwarded to local counsel to ensure that the appropriate preliminary procedural response is taken. The complaints typically do not contain sufficient information to permit a reasonable evaluation as to their merits at the time of receipt, and in jurisdictions encompassing a majority of the outstanding actions, the practice has been that little or no discovery or other action is taken until several months prior to the date set for trial. Accordingly, Coltec generally does not have the information necessary to analyze the actions in sufficient detail to estimate the ultimate liability or costs to Coltec, if any, until the actions appear on a trial calendar. A determination to seek dismissal, to attempt to settle or to proceed to trial is typically not made prior to the receipt of such information.

     It is also difficult to predict the number of asbestos lawsuits that Coltec's subsidiaries will receive in the future. Coltec has noted that, with respect to recently settled actions or actions in advanced stages of processing, the mix of the injuries alleged and the mix of the occupations of the plaintiffs have been changing from those traditionally associated with Coltec's asbestos-related actions. Coltec is not able to determine with reasonable certainty whether this trend will continue. Based upon the foregoing, and due to the unique factors inherent in each of the actions, including the nature of the disease, the occupation of the plaintiff, the presence or absence of other possible causes of a plaintiff's illness, the availability of legal defenses, such as the statute of limitations or state of the art, and whether the lawsuit is an individual one or part of a group, management is unable to estimate with reasonable certainty the cost of disposing of outstanding actions in preliminary procedural stages or of actions that may be filed in the future. However, Coltec believes that its subsidiaries are in a favorable position compared to many other defendants because, among other things, the asbestos fibers in its asbestos-containing products were encapsulated. Considering the foregoing, as well as the experience of Coltec's subsidiaries and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, and the significant amount of insurance coverage that Coltec expects to be available from its solvent carriers, Coltec believes that pending and reasonably anticipated future claims are not likely to have a material effect on Coltec's results of operations and financial condition.

     Although the insurance coverage which Coltec has is substantial, it should be noted that insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. Coltec's subsidiaries continue to be named as defendants in new cases.

     In addition to claims for personal injury, the subsidiaries were among 40 or more defendants in 34 cases involving property damage claims based upon asbestos-containing materials found in schools, public facilities and private commercial buildings. The subsidiaries have been dismissed without payment in 31 of these cases. One school case was settled for an amount that is not material and two cases remain unresolved as against one subsidiary only. However, based upon the proceedings to date in these cases, it appears that the subsidiary has no liability in those two cases.

     With respect to environmental proceedings, Coltec has been notified that it is among the Potentially Responsible Parties ("PRPs") under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or similar state laws, for the costs of investigating, and in some cases remediating, contamination by hazardous materials at several sites. CERCLA imposes joint and several liability for the costs of investigating and remediating properties contaminated with hazardous materials. Liability for these costs can be imposed on present and former owners or operators of the properties or on parties who generated the wastes that contributed to the contamination. The process of investigating and remediating contaminated properties can be lengthy and expensive. The process is also subject to the uncertainties occasioned by changing legal requirements, developing technological applications and liability allocations among PRPs. Coltec has estimated that its costs in connection with all except one of these sites approximates $20,000,000 at October 2, 1994, and has accrued for this amount in the Consolidated Balance Sheet as of October 2, 1994. Although Coltec is pursuing insurance recovery in connection with certain of these matters, the accrual has not been reduced for potential recoveries from insurance companies or other third parties. In addition, Coltec has not recorded a receivable with respect to any potential recovery of costs in connection with any environmental matter. While progress toward the investigation, cleanup and responsibility allocation at the remaining site has not been sufficient to allow Coltec at this time to determine the extent of its potential financial responsibility, Coltec does not believe its costs in connection with such site will have a material effect on Coltec's results of operations and financial condition.

     On March 22, 1990, Coltec sold substantially all of the assets of Colt Firearms to the parent company of Colt's Manufacturing Company, Inc. (collectively with its parent company, "Colt's

     Manufacturing"), a company formed by a group of private investors, for cash and certain securities of Colt's Manufacturing. On March 18, 1992, Colt's Manufacturing filed a petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code, and on January 19, 1993, the Official Committee of Unsecured Creditors of Colt's Manufacturing Company, Inc. filed a fraudulent conveyance action against Coltec and other defendants. On September 30, 1994, Colt's Manufacturing's plan of reorganization was approved by the United States Bankruptcy Court. Pursuant to this approval, Coltec and Colt's Manufacturing entered into a settlement agreement which included the dismissal of the fraudulent conveyance action against Coltec. All liabilities assumed by Coltec in this settlement agreement were fully reserved.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below is an estimate of the fees and expenses payable in connection with the Offering, none of which will be borne by the Selling Stockholder:



          SEC Registration fee . . . . . . . . . .   $ 6,600
          Legal fees and expenses. . . . . . . . .    20,000
          Accounting fees and expenses . . . . . .    20,000
          Printing expenses. . . . . . . . . . . .     5,000
          Miscellaneous. . . . . . . . . . . . . .    13,400
                                                     -------
               Total . . . . . . . . . . . . . . .   $65,000
                                                     -------
                                                     -------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Reference is made to Sections 1741 and 1742 of the 1988 Business Corporation Law of the Commonwealth of Pennsylvania, which provide for indemnification of directors and officers in certain circumstances. In addition, Article VIII of the By-laws of Coltec provides that, except as prohibited by law, any director, officer or employee of Coltec is entitled to be indemnified in any action or proceeding in which he or she may be involved by virtue of holding such position.

In addition, Coltec maintains a directors' and officers' liability insurance policy and has entered into indemnification agreements with each of its executive officers and directors.


The indemnification referred to above will not limit the liability of any director or officer of Coltec for violation of any of the federal securities laws.

ITEM 16.  EXHIBITS

     Exhibit
        No.                                   Description
     -------                  --------------------------------------------------
     5.1  *                   Opinion of Reed Smith Shaw & McClay regarding the
                              legality of the securities being registered.

     12.1 **                  Computation of Ratio of Earnings to Fixed Charges.

     23.1 **                  Consent of Arthur Andersen LLP.

     23.2 * Consent of Reed Smith Shaw & McClay (included in their opinion filed as Exhibit 5.1).

     24   *                   Power of attorney (included on the signature
                              pages to the Registration Statement).

     *  -- Previously filed
     ** -- Filed herewith

ITEM 17.  UNDERTAKINGS

A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

B.   The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     PROVIDED, HOWEVER, That paragraphs (1)(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Section 210.3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, PROVIDED that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph
          (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Section 210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15 of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     (5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of New York, State of New York, on the 23rd day of November, 1994.

                                                 COLTEC INDUSTRIES INC



                                        By:   /s/ Anthony J. diBuono
                                           ---------------------------------
                                                  Anthony J. diBuono
                                               Executive Vice President,
                                           Chief Legal Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



Signature                          Title                                        Date
- ---------                          -----                                        ----

          *                        Director, Chairman of the Board
- -------------------------          and Chief Executive Officer                  November 23, 1994
  David I. Margolis


          *                        Director                                     November 23, 1994
- -------------------------
  John W. Guffey, Jr.


/s/ PAUL G. SCHOEN                 Director, Executive Vice President,
- -------------------------          Finance, Treasurer and
  Paul G. Schoen                   Chief Financial Officer                      November 23, 1994
                                   (Principal Financial and
                                   Accounting Officer)


          *                        Director                                     November 23, 1994
- -------------------------
  Joseph R. Coppola


          *                        Director                                     November 23, 1994
- -------------------------
  J. Bradford Mooney, Jr.


          *                        Director                                     November 23, 1994
- -------------------------
  Joel Moses


          *                        Director                                     November 23, 1994
- -------------------------
  Richard A. Stuckey








*  By: /s/ Paul G. Schoen          Attorney-in-Fact
   ---------------------
          Paul G. Schoen